2017 Annual Report

Record sales and earnings continued in 2017, with $405.2 million in net sales and $54.5 million in net income. Our focus this year on One AAON continued our commitment to exceed customer expectations. We unified our customer support, simplified our warranty support program, enhanced our sales representative and service technician training programs and advanced construction on the Norman Asbjornson Innovation Center. We are determined to deliver this same excellence to our stockholders.

2425 S. Yukon Ave. Tulsa, OK 74107-2728 www.AAON.com Heating and Cooling for... Auditoriums Convenience Stores Health Clubs Health Care Facilities Homes Lodgings Manufacturing Museums & Libraries Natatoriums Of_f_ice Buildings Restaurants Retail Store Schools Supermarkets CONTROLS (WSHP, RTU, SELF-CONTAINED, & SPLIT SYSTEM)C OI L S BOOSTER, HYDRONIC, & DX SA SERIES SB SERIES M2 SERIES (3-70 tons) IND OOR AIR HANDL ING U NIT S F1 SERIES V3 SERIES SA SERIES H3 SERIES M2 SERIES M3 SERIES (800 - 100,000 + cfm) M2 SERIES SA SERIES SB SERIES RQ SERIES RN SERIES RZ/RL SERIES VERTICAL & HORIZONTAL WSHP (½ - 230 tons)ROOFTOP U NIT S (2-240 tons) RZ/RL SERIES RN SERIES RQ SERIES PAC KA G E D OU T D OOR M E C HANICAL ROOMS (4-540 tons) BOILER MECHANICAL ROOM LF SERIES LN SERIES FLUID COOLER LZ SERIES OUT D OOR AIR HANDL ING UNIT S RN SERIES RQ SERIES (800 - 100,000 + cfm) RZ/RL SERIES C OND ENS ING U NIT S CB SERIES CF SERIES CN SERIES CL SERIES (2-230 tons) Touchscreen Controller Pioneer Gold Pioneer Silver AAON/WattMaster AAON is engaged in the engineering , manufac turing , marketing and sale o f air condit ioning and heating equipment consist ing of s tandard , semi-custom and custom rooftop units , chil lers , pack ged outdoor mechanical rooms , air handling units , condensing units , makeup air units , energy recover y units , geothermal/water-source heat pumps , coils and controls . S ince the founding of AAON in 1988, AAON has maintained a commitment to design, develop, manufac ture and deliver heating and cooling products to per form beyond all expectat ions and demonstrate the value of AAON to our customers . Company Profile

Financial Highlights »

	2017	2016	2015	2014	2013
» Income Data ($000 except per share data)					
Net Sales	405,232	383,977	358,632	356,322	321,140
Gross Profit	123,397	118,080	108,681	108,263	89,792
Operating Income	74,103	79,594	71,302	68,006	55,825
Interest Income (Expense), Net	298	292	161	276	221
Depreciation	15,007	13,035	11,741	11,553	12,312
Pre-Tax Income	74,492	79,991	71,339	68,246	56,294
Net Income	54,498	53,376	45,728	44,158	37,547
Earnings per Share					
Basic[1]	1.04	1.01	0.85	0.81	0.68
Diluted[1]	1.03	1.00	0.84	0.80	0.68
» Balance Sheet ($000 except per share data)					
Working Capital[3]	103,662	101,939	80,800	82,227	72,515
Current Assets[3]	153,727	140,981	124,213	124,940	108,844
Net Fixed Assets	142,375	114,892	101,061	91,922	87,283
Accumulated Depreciation	149,963	137,146	124,348	113,605	105,142
Cash & Cash Equivalents	21,457	24,153	7,908	21,952	12,085
Total Assets[3]	296,780	256,530	232,854	226,974	210,665
Current Liabilities	50,065	39,042	43,413	42,713	36,329
Long-Term Debt	-	-	-	-	-
Stockholders' Equity	237,226	205,898	178,918	174,059	164,106
Stockholders' Equity per Diluted Share[1]	4.47	3.85	3.28	3.14	2.95
» Funds Flow Data ($000)					
Operations	57,994	63,923	55,355	53,518	53,592
Investments	(31,052)	(16,925)	(23,194)	(6,029)	(31,326)
Financing	(29,638)	(30,753)	(46,205)	(37,622)	(13,340)
Net Increase (Decrease) in Cash	(2,696)	16,245	(14,044)	9,867	8,926
» Ratio Analysis					
Gross Profit	30.5%	30.8%	30.3%	30.4%	28.0%
Return on Average Equity	24.6%	27.7%	25.9%	26.1%	24.8%
Return on Average Assets	19.7%	21.8%	19.9%	20.2%	18.8%
Pre-Tax Income on Sales	18.4%	20.8%	19.9%	19.2%	17.5%
Net Income of Sales	13.4%	13.9%	12.8%	12.4%	11.7%
Total Liabilities to Equity	0.3	0.2	0.3	0.3	0.3
Quick Ratio[2]	1.6	2.4	2.1	2.2	2.5
Current Ratio	3.1	3.6	2.9	2.9	3.0
Year-End Price Earnings Ratio[1]	35	33	28	28	31

1 = Reflects 3-for-2 stock splits in July 2014 and July 2013

2 = (Cash & cash equivalents + investments + receivables)/current liabilities

3 = Reflects retrospective adoption of ASU 2015-17

Dear Fellow Stockholder, Aided by an improving economic environment, demand for our expanded and improved product line remained firm which enabled the Company to once again post record sales and earnings for the year ended December 31, 2017. The new construction and replacement markets contributed equally to our sales growth. We expanded and improved our product offerings through a continuing commitment to significant capital and personnel expenditures. These investments enabled the Company to sustain its reputation as one of the most technologically innovative leaders in the HVAC industry while delivering excellent long-term value to both our customers and stockholders. v Letter from the CEO and President Norman Asbjornson CEO and Founder Gary Fields President

v SALES AND EARNINGS Net sales in 2017 gained 5.5% to $405.2 million, compared to $384.0 million in the prior year. The number of units sold rose 11.9% to 23,381, but the shift to smaller tonnage lower priced units—which began in 2015 — continued through most of the year, which tempered our revenue growth. Gross profit increased 4.5% to $123.4 million (30.5% of revenue) from $118.1 million (30.8% of revenue) and reflected somewhat higher labor and raw material costs, along with the shift in product mix. SG&A expenses increased 27.9% to $49.2 million (12.2% of sales) from $38.5 million (10.0% of sales), impacted by higher warranty expenses as well as increases in wages and benefits. Operating income, impacted by the higher SG&A expenses, declined 6.9% to $74.1 million (18.3% of sales) from $79.6 million (20.7% of sales). The Tax Cuts and Jobs Act enacted in December 2017 had a beneficial impact on our corporate tax rate, which was lowered from 35% to 21%. Due to this change, our income tax provision benefited by $4.4 million. Net earnings increased 2.1% to $54.5 million (13.5% of sales) from $53.4 million (13.9% of sales). Earnings per share on a fully diluted basis were $1.03 versus $1.00 per share a year ago. STRONG FINANCIAL CONDITION Our financial condition was quite strong at December 31, 2017. The current ratio was 3.1:1, with cash and short-term investments of $30.4 million. Our capital expenditures in the past year were $41.7 million and we paid cash dividends of $13.7 million. During 2017 we purchased AAON stock from our employees’ 401(k) plan amounting to approximately $16.3 million. We continue to operate free of debt. Total stockholders’ equity was $237.2 million or $1.03 per diluted share. Our return on average stockholder equity was 24.6%. Aided by a 3% price increase implemented in November 2017, our backlog at December 31, 2017 climbed 65.4% to $81.2 million, versus $49.1 million for the same period a year ago. During the past five years we have made total capital expenditures of $114.4 million and total dividend payouts of $55.4 million. Our cash flow generation combined with our capital position enabled the Company to accommodate these expenses while excess free cash flow was sufficient to repurchase $113 million of stock during the same period. CAPITAL EXPENDITURES Over the past two decades we have worked diligently to earn a reputation as one of the most technologically innovative producers of the highest quality and most efficient products in the HVAC industry. In order to sustain this lofty reputation, we must continue to expend both the financial and human capital necessary to maintain that industry position. For 2018 we are projecting capital expenditures of approximately $53 million, the highest level in the Company’s history. In 2017 we increased capital spending with $12.3 million directed toward the building of our new Norman Asbjornson Innovation Center research and development testing laboratory, which is expected to open in the late 7 fall of this year. The total cost of this facility is estimated at $32.0 million. The 134,000 square foot state-of-the art facility will be both an acoustical and performance measuring laboratory and to our knowledge will be the largest testing facility of its kind in the world. In addition, we had expenditures of $6.4 million to continue installation of production lines for our new Water-Source Heat Pump (WSHP) products. Finally, we had expenditures for the replacement and repair of machinery. For 2018 we estimate capital expenditures of $53 million. The completion of the new Norman Asbjornson Innovation Center is anticipated to cost $8.0 million and we will spend approximately $18.0 million to install two additional WSHP assembly lines. The remainder of our expenditures will be devoted to the repair and replacement of equipment as well as the expansion of our plant. It is important to note that over the past five years (2013-2017) we have spent approximately $114.4 million on our plant and equipment and this year we expect to witness another record year of capital spending. “ONE AAON” INITIATIVE At AAON, we are constantly challenging ourselves and searching for ways to improve. In this regard, we are currently working on ways to better integrate our Tulsa, Oklahoma and Longview, Texas locations to ensure a more unified culture and cohesive approach in all aspects of our business. We have labeled this endeavor the “One AAON” initiative. The One AAON initiative has already resulted in significant improvements to our customer service experience, which included streamlining the interaction process for our customers by routing all customer service calls to a single dedicated telephone number and email address for both locations. We have also increased our dedicated customer service staffing levels and strive for all customer service calls to be answered in less than three rings. Additionally, customer service emails are processed by the same dedicated customer service personnel, which allows us to better monitor customer service activities and also require enhanced accountability from our personnel. The One AAON approach has also resulted in the Company’s product management efforts being centralized in Tulsa (rather than being conducted at both locations) due to our Tulsa facility’s significant research and development capabilities. We are currently integrating our Engineering departments, as well as our Manufacturing Engineering departments, and are confident our efforts will result in AAON achieving more consistent product design regardless of location of manufacture. We are confident the end result will be a company — One AAON — which is marked by a unified culture and cohesive approach in operating its business and interacting with its customers and suppliers. 8

The changes brought about to date by our One AAON initiative have been recognized and well received by our independent sales representatives and customers. We have several other areas of focus for our One AAON initiative and we look forward to continuing this effort during 2018 and beyond. We are confident the end result will be a company—One AAON—which is marked by a unified culture and cohesive approach in operating its business and interacting with its customers and suppliers. RECOGNITION AND AWARDS AAON was recognized for excellence in product design in the 14th annual Dealer Design Awards Program sponsored by The Air Conditioning Heating & Refrigeration News magazine. An independent panel of contractors acted as judges in the contest, which had 81 entries. The Company’s WH Series Water-Source Heat Pump was the Gold Award Winner in the Light Commercial HVAC Equipment category and the company’s V3 Series Energy Recovery Wheel Air Handling Unit was the Silver Award Winner in the Commercial Equipment category in the July 24, 2017 issue of the ACHR News, which is the leading trade magazine in the heating, ventilating, air conditioning, and refrigeration industries, with national distribution to over 33,000 HVACR contractors, wholesalers and other industry professionals. AAON was also pleased to have each of its WH Series Water-Source Heat Pump, V3 Series Energy Recovery Wheel Air Handling Unit, and Touchscreen Controller voted 2017 Product of the Year by the readers of Consulting-Specifying Engineer, a monthly publication with a circulation of over 47,000 mechanical, electrical and plumbing engineers. These awards highlight our commitment to designing innovative HVAC products of the highest quality and performance. AAON WH Series horizontal configuration small packaged Water-Source Heat Pumps lead the industry with innovative design, performance, and serviceability. The WH Series features replacement ready sizes that match conventional water-source heat pumps and are now stocked and ready to ship. Quality is designed into the WH Series with standard designs that include all aluminum cabinet with closed cell neoprene foam rubber insulation, induction brazed copper piping, and stainless- steel condensate drain pan. Tool-less service panels provide access to the controls, compressor, and fan. Bottom service panels provides quick and easy access to the expansion valve, reversing valve, filter drier, fan, and air filters after the unit has been installed in place. AAON V3 Series Energy Recovery Wheel Vertical Air Handling Units provide energy efficient 100% outside air ventilation, while being easy to install because of a compact footprint and easy to maintain because of large service access. Available from 450 to 10,000 cfm with overlapping cabinet sizes for application flexibility, the high performance V3 Series with energy recovery wheel includes high AAON WH Series Small Packaged Water-Source Heat Pump Units 9

efficiency variable speed ECM driven direct drive backward curved plenum supply and exhaust fans, and double wall rigid polyurethane foam injected panel construction with lockable hinged service access doors. We have also developed the AAON Touchscreen Controller. This controller is an economical HVAC unit control solution for energy savings applications. It controls complex energy saving operations without requiring the expense of a large building automation system. The AAON Touchscreen Controller includes a user friendly touchscreen interface and can function as a stand-alone unit controller or as part of a networked system. EXECUTIVE LEADERSHIP CHANGES In April 2017, Robert G. Fergus, Vice President of Manufacturing, retired from AAON after nearly 30 years of service. Mr. Fergus made important contributions to AAON’s growth and success during his lengthy tenure with the Company. Mr. Fergus’s duties were reallocated among Mikel D. Crews, Vice President of Operations (an officer of the Company), Hunter Mattocks, Director of Manufacturing (a member of the Company’s Senior Leadership Team), as well as other Company personnel. In November 2017, Kathy I. Sheffield, Senior Vice President of Administration and Treasurer, also retired from AAON after 30 years of service with the Company in multiple positions. Ms. Sheffield made significant contributions to AAON and contributed to its growth and success over the past 30 years. Ms. Sheffield’s duties were reallocated among Rebecca A. Thompson, Chief Accounting Officer, and other Company personnel. SALES REPRESENTATIVES NETWORK We have been in the process of improving our sales channels for several years and believe our continued efforts have resulted in AAON enjoying the strongest group of independent sales representative organizations in our industry. In 2017, we continued to refine our independent sales representative network. We changed four sales representative firms in the United States and two in Canada. Our efforts in three of these areas yielded immediate increased sales and we continue to have high expectations for all of our sales representative organizations. OUR EMPLOYEES AAON strives to be the employer of choice by building a culture of mutual trust, promoting the entrepreneurial spirit and recognizing talent and hard work. AAON attracts V3 Series Energy Recovery Wheel Vertical Indoor Air Handling Units 10 AAON Touchscreen Controller

and retains a talented workforce using competitive base pay, profit sharing, and employee benefits. We expand our compensation for those evaluated more favorably each year with a variable mix of equity and cash incentives. We provide equity compensation, typically comprised of non-qualified stock options, to a broad base of employees to align the interests of our employees with those of our stockholders over a longer term. We also distribute 10% of our annual pre-tax earnings equally among nearly all personnel as a more rapid means to reward positive results. It is our belief that motivating our employees to think and behave like owners of the Company helps drive our success and motivates team members to strive for results, commit to continual improvement, save for the future, care for their health and remain fully-engaged in the long-term success of AAON. Due to a change in the timing of the issuance of equity awards to employees as a whole, you will see that we issued equity awards to our executives in early 2017 but very little to our broader team member base at that time. Our 2016 equity grants for non-executives were made in the fall of 2016 while the awards made as a result of the 2017 performance reviews were made in early 2018, in conjunction with moving our employee performance review period to the end of the calendar year. Going forward, it is our intent that equity grants to both executives and the broad pool of non-executives will be made in closer proximity to each other. AAON values the diverse perspectives represented by the over 68% of our team members who are minorities and the more than 26% who are female. We are proud that our team members represent over 30 countries and that all team members have equal opportunities to advance within our organization. Our talent development efforts actively train team members for internal advancement opportunities through internal workforce development initiatives, as well as our tuition reimbursement program. We are fortunate to have a large number of talented, engaged and committed team members and we make every effort to foster an environment where the next generation of AAON leaders are identified, supported and developed in a manner that maximizes their potential and ability to contribute to the sustained growth of AAON well into the future. 11 We are fortunate to have a large number of talented, engaged and committed team members and we make every effort to foster an environment where the next generation of AAON leaders are identified, supported and developed in a manner that maximizes their potential and ability to contribute to the sustained growth of AAON well into the future.

OUTLOOK As we enter our 30th year of operations, we now more than ever recognize the need to maintain our aggressive posture for our capital expenditure and research and development efforts as well as our pursuit and recruitment of skilled personnel. We have posted an excellent record of sales and earnings growth and we look forward to an acceleration of growth aided by new product introductions, the Norman Asbjornson Innovation Center research and development testing laboratory as well as the change in operating philosophy creating One AAON. We can achieve our goals with the continuing support and cooperation of our customers, sales representatives and stockholders, combined with the total commitment of our employees, all of whose names appear at the end of this report. On Monday, October 29, 2018, we have been invited by NASDAQ to ring the opening bell for trading on the NASDAQ stock market. We are honored by this invitation and we hope you will view the ceremony online or on your local financial news television network. Sincerely, March 9, 2018 Norman H. Asbjornson Chief Executive Officer and Founder 12 Gary D. Fields President

The state-of-the-art laboratory facility will be able to measure both acoustics and thermal performance. To our knowledge it will be the largest testing facility of its kind in the world. The Norman Asbjornson Innovation Center is expected to open in Fall 2018.

A Timeline of Success AAON, an Oklahoma corporation, was founded. 1988 » August Purchase of John Zink Air Conditioning Division. 1988 » September AAON purchased, renovated and moved into a 184,000 square foot plant in Tulsa, Oklahoma. 1989 » Spring Became a publicly traded company with the reverse acquisition of Diamond Head Resources (now “AAON, Inc.), a Nevada corporation. 1989 » Summer Listed on NASDAQ Small Cap - Symbol “AAON”. 1990 » December Formed AAON Coil Products, a Texas Corporation, as a subsidiary to AAON, Inc. (Nevada) and purchased coil making assets of Coil Plus. 1991 » December Purchased 40 acres with 457,000 square foot plant and 22,000 square foot office space located across from Tulsa facility. 1996 » December AAON received U.S. patent for Blower Housing assembly. 1997 » April U.S. patent granted to AAON for air conditioner with energy recovery heat wheel. 1998 » October AAON yearly shipments exceed $100 million. 1998 » November Completed Tulsa, Oklahoma and Longview, Texas plant additions yielding a total exceeding one million square feet. 1999 » Spring Received U.S. patent for Dimple Heat Exchanger Tube. Introduced a new product line of rooftop heating and air conditioning units 2-140 tons.

Company Timeline • 1988-2003

1992 » SPRING
AAON Coil Products purchased, renovated and moved into a 110,000 square foot plant in Longview, Texas.

1992 » SEPTEMBER
One-for-four reverse stock split. Retired $1,927,000 of subordinated debt.

1993 » NOVEMBER
Listed on the NASDAQ National Market System.

1994 » JANUARY
Introduced a desiccant heat recovery wheel option available on all AAON rooftop units.

1994 » MARCH
Purchased property with 26,000 square foot building adjacent to AAON Coil Products plant in Longview, Texas.

Issued a 10% stock dividend.

1995 » SEPTEMBER
Completed expansion of the Tulsa facility to 332,000 square feet.

2000 »

2001 » JULY
AAON added as a member of the Russell 2000® Index

2001 » FALL
Expanded rooftop product line to 230 tons.

Introduced evaporative-cooled condensing energy savings feature

2001 » SEPTEMBER
3-for-2 stock split

2001 » OCTOBER
AAON listed in Forbes' 200 Best Small Companies

2002 » JUNE
3-for-2 stock split

2002 » FALL
Industry introduction of the modular air handler and chiller products.

2002 » OCTOBER
AAON listed in Forbes' Magazine's "Hot Shots 200 Up & Comers."

AAON listed in Forbes' 200 Best Small Companies.

2003 » MAY
Purchased the assets of Air Wise, of Mississauga, Ontario, Canada.

2003 » JULY
Started production of polyurethane foam-filled double-wall construction panels for rooftop and chiller products using newly purchased manufacturing equipment.

2003 » OCTOBER
AAON listed in Forbes' 200 Best Small Companies.

AAON » A Timeline of Success

2004 » APRIL
AAON received U.S. Patent for the De-Superheater for Evaporative-Cooled Conditioning

2004 » SEPTEMBER
AAON received U.S. Patent for DPAC.

2004 » NOVEMBER
Introduction of light commercial/ residential product lines.

2005 » AUGUST
AAON received U.S. Patent for Plenum Fan Banding.

2006 » APRIL
AAON introduced factory engineered and assembled packaged mechanical room, which includes a boiler and all piping and pumping accessories.

2006 » JUNE
Initiation of a semi-annual cash dividend for AAON shareholders.

2007 » MARCH
Modular Air Handler products extended to 50,000 cfm.

2007 » AUGUST
3-for-2 stock split.

2007 » OCTOBER
AAON Listed in Forbes' 200 Best Small Companies.

2007 » DECEMBER
AAON rings closing bell at NASDAQ.

2012 » SPRING
Industry introduction of light commercial geothermal heat pump self-contained unit product line.

2012 » JULY
AAON SB Series Self-Contained Unit Wins ACHR News Dealer Design Award - Gold

2012 » SEPTEMBER
Consulting-Specifying Engineer magazine awarded RN Series E-Cabinet Product of the Year - Bronze.

2012 » DECEMBER
AAON yearly shipments exceed $300 million.

2013 » MAY
Opening of AAON Parts & Supply Store.

AAON increases dividend payment by 25%

3-for-2 stock split

2013 » SEPTEMBER
25th Anniversary

AAON rings opening bell at NASDAQ.

Consulting-Specifying Engineer magazine awarded SB Series Product of the Year - Bronze.

2013 » DECEMBER
AAON named top Tulsa area stock value.

2014 » JUNE
3-for-2 stock split

2014 » JULY
AAON LN Series Chiller wins ACHR New Dealer Design Award - Bronze

2014 » SEPTEMBER
AAON donates $3 Million to A Gathering Place for Tulsa.

2015 » MAY
AAON increases dividend payment by 20%

2015 » JUNE
AAON receives Gold Dealer Design Award in the Ventilation category.

2015 » SEPTEMBER
AAON Low Leakage Dampers voted "Product of the Year" by Consulting-Specifying Engineer magazine.

Company Timeline · 2004-2017

2008 » OCTOBER

AAON rings opening bell at NASDAQ.

AAON voted "Most Valuable Product" and "Product of the Year" by Consulting-Specifying Engineer Magazine.

AAON listed in Forbes' 200 Best Small Companies.

2009 » SUMMER

AAON increased dividend payment by 13%.

AAON named to the Fortune 40 : Best Stocks to Retire On.

National Society of Professional Engineers Award AAON 2009 Product of the Year.

2009 » FALL

AAON added to Standard & Poor's Small Cap 600 Index.

National Society of Professional Engineers Award AAON 2009 Product of the Year - D-PAC

AAON listed in Forbes' 200 Best Small Companies.

2010 » JULY

AAON RQ Series win ACHR News Dealer Design award.

2010 » OCTOBER

AAON RN Series rooftop unit named 2010 Product of the Year - Silver by Consulting-Specifying Engineer Magazine.

AAON LC Series Chiller product named 2010 Product of the Year - Bronze by Consulting-Specifying Engineer Magazine.

AAON Listed in Forbes' 200 Best Small Companies

2011 » SUMMER

National Society of Professional Engineers awarded RQ Series High Efficiency Rooftop Unit" - Product of the Year."

3-for-2 stock split.

AAON Geothermal RQ Series wins Silver in ACHR News Dealer Design Competition. Single Zone VAV rooftop units win Honorable Mention in ACHR News Dealer Design Competition.

2011 » OCTOBER

AAON Geothermal RQ Series product named 2011 Product of the Year - Silver by Consulting-Specifying Engineer magazine.

2016 » JANUARY

AAON received U.S. Patent for the Low Leakage Dampers

2016 » FEBRUARY

AAON Breaks Ground on New "Norman Asbjornson Innovation Center" Research and Development Laboratory

2016 » JULY

AAON LZ Series Packaged Outdoor Mechanical Room wins ACHR News Dealer Design Award- Gold

2016 » SEPTEMBER

Consulting-Specifying Engineer magazine awarded LZ Series Outdoor Mechanical Room Product of the Year - Gold, Chiller category.

Consulting-Specifying Engineer magazine awarded RN Series Horizontal Configuration Rooftop Unit Product of the Year - Gold, HVAC/R category.

2016 » OCTOBER

First WH Series small packaged horizontal water-source heat pump comes off the production line.

2016 » NOVEMBER

AAON increases dividend payment by 18%

2017 » APRIL

First WV Series small packaged vertical water-source heat pump comes off the production line.

2017 » JULY

AAON products received Dealer Design Awards from ACHR News.

2017 » SEPTEMBER

AAON V3 Series Air Handling unit named 2017 Product of the Year - Gold by Consulting-Specifying Engineer Magazine.

AAON Touchscreen Controller named 2017 Product of the Year - Bronze by Consulting-Specifying Engineer Magazine.

AAON WH Series Water-Source Heat Pump named 2017 Product of the Year - Bronze by Consulting-Specifying Engineer Magazine

AAON Water-Source Heat Pump Units are Now Stocked and Ready to Quickly Ship to Customers.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017 or [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________________ to _____________________________ Commission file number: 0-18953 AAON, INC. (Exact name of registrant as specified in its charter) Nevada 87-0448736 (State or other jurisdiction (IRS Employer of incorporation or organization) Identification No.) 2425 South Yukon, Tulsa, Oklahoma 74107 (Address of principal executive offices) (Zip Code) Registrant's telephone number, including area code: (918) 583-2266 Securities registered pursuant to Section 12(b) of the Act: None Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $.004 (Title of Class) Rights to Purchase Series A Preferred Stock (Title of Class) Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] Yes [X] No Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. [ ] Yes [X] No Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ] Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ] Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act.) [ ] Yes [X] No The aggregate market value of the common equity held by non-affiliates computed by reference to the closing price of registrant’s common stock on the last business day of registrant’s most recently completed second quarter June 30, 2017 was $1,502.1 million. As of February 23, 2018, registrant had outstanding a total of 52,433,208 shares of its $.004 par value Common Stock. DOCUMENTS INCORPORATED BY REFERENCE Portions of registrant's definitive Proxy Statement to be filed in connection with the Annual Meeting of Stockholders to be held May 15, 2018, are incorporated into Part III.

TABLE OF CONTENTS Item Number and Caption Page Number PART I 1. Business. 1A. Risk Factors. 1B. Unresolved Staff Comments. 2. Properties. 3. Legal Proceedings. 4. Mine Safety Disclosure. PART II 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. 6. Selected Financial Data. 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. 7A. Quantitative and Qualitative Disclosures About Market Risk. 8. Financial Statements and Supplementary Data. 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. 9A. Controls and Procedures. 9B. Other Information. PART III 10. Directors, Executive Officers and Corporate Governance. 11. Executive Compensation. 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. 13. Certain Relationships and Related Transactions, and Director Independence. 14. Principal Accountant Fees and Services. PART IV 15. Exhibits and Financial Statement Schedules. 1 4 8 8 8 8 8 11 12 21 22 44 44 46 46 46 46 46 46 47

1 Forward-Looking Statements This Annual Report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “should”, “will”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligations to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that could cause results to differ materially from those in the forward-looking statements include (1) the timing and extent of changes in raw material and component prices, (2) the effects of fluctuations in the commercial/industrial new construction market, (3) the timing and extent of changes in interest rates, as well as other competitive factors during the year, and (4) general economic, market or business conditions. PART I Item 1. Business. General Development and Description of Business AAON, Inc., a Nevada corporation, ("AAON Nevada") was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation, and AAON Coil Products, Inc., a Texas corporation. Unless the context otherwise requires, references in this Annual Report to “AAON,” the “Company”, “we”, “us”, “our”, or “ours” refer to AAON Nevada and our subsidiaries. We are engaged in the engineering, manufacturing, marketing and sale of air conditioning and heating equipment consisting of standard, semi-custom and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps and coils. Products and Markets Our products serve the commercial and industrial new construction and replacement markets. To date, our sales have been primarily to the domestic market. Foreign sales accounted for approximately $14.6 million, $14.7 million and $14.6 million of our sales in 2017, 2016 and 2015, respectively. As a percent of sales, foreign sales accounted for approximately 4% of our net sales in each of those years. Our rooftop and condensing unit markets primarily consist of units installed on commercial or industrial structures of generally less than ten stories in height. Our air handling units, self-contained units, geothermal/water-source heat pumps, chillers, packaged outdoor mechanical rooms and coils are suitable for all sizes of commercial and industrial buildings. The size of these markets is determined primarily by the number of commercial and industrial building completions. The replacement market consists of products installed to replace existing units/components that are worn or damaged. Currently, over half of the industry's market consists of replacement units. The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of six to 18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, we emphasize the replacement market. Based on our 2017 sales of $405 million, we estimate that we have approximately a 12% share of the greater than five ton rooftop market and a 2% share of the less than five ton market. Approximately 55% of our sales were generated from the renovation and replacement markets and 45% from new construction. The percentage of sales for new construction vs. replacement to particular customers is related to the customer’s stage of development.

2 We purchase certain components, fabricate sheet metal and tubing and then assemble and test the finished products. Our primary finished products consist of a single unit system containing heating and cooling in a self-contained cabinet, referred to in the industry as "unitary products". Our other finished products are chillers, packaged outdoor mechanical rooms, coils, air handling units, condensing units, makeup air units, energy recovery units, rooftop units and geothermal/ water-source heat pumps. We offer three groups of rooftop units: the RQ Series, consisting of five cooling sizes ranging from two to six tons; the RN Series, offered in 28 cooling sizes ranging from six to 140 tons; and the RL Series, which is offered in 21 cooling sizes ranging from 45 to 240 tons. We also offer the SA, SB and M2 Series as indoor packaged, water-cooled or geothermal/water-source heat pump self- contained units with cooling capacities of three to 70 tons. Our small packaged geothermal/water-source heat pump units consist of the WH Series horizontal configuration and WV Series vertical configuration, both from one-half to five tons. We manufacture a LF Series chiller, air-cooled, a LN Series chiller, air-cooled, and a LZ Series chiller and packaged outdoor mechanical room, which are available in both air-cooled condensing and evaporative-cooled configurations, covering a range of four to 540 tons. BL Series boiler outdoor mechanical rooms are also available with 400-6,000 MBH heating capacity. FZ Series fluid cooler outdoor mechanical rooms are also available with a range of 50 to 450 tons. We offer four groups of condensing units: the CB Series, two to five tons; the CF Series, two to 70 tons; the CN Series, 55 to 140 tons; and the CL Series, 45 to 230 tons. Our air handling units consist of the indoor F1, H3 and V3 Series and the modular M2 and M3 Series, as well as air handling unit configurations of the RQ, RN, RL and SA Series units. Our energy recovery option applicable to our RQ, RN, RL and SB units, as well as our H3, V3, M2 and M3 Series air handling units, respond to the U.S. Clean Air Act mandate to increase fresh air in commercial structures. Our products are designed to compete on the higher quality end of standardized products. Performance characteristics of our products range in cooling capacity from one-half to 540 tons and in heating capacity from 7,200 to 9,000,000 BTUs. All of our products meet the Department of Energy's (“DOE”) minimum efficiency standards, which define the maximum amount of energy to be used in producing a given amount of cooling. Many of our units far exceed these minimum standards and are among the highest efficiency units currently available. A typical commercial building installation requires one ton of air conditioning for every 300-400 square feet or, for a 100,000 square foot building, 250 tons of air conditioning, which can involve multiple units. Major Customers One customer, Texas AirSystems, accounted for 10% or more of our sales during 2017 and 2016. No customer accounted for 10% or more of our sales during 2015. Sources and Availability of Raw Materials The most important materials we purchase are steel, copper and aluminum, which are obtained from domestic suppliers. We also purchase from other domestic manufacturers certain components, including compressors, electric motors and electrical controls used in our products. We attempt to obtain the lowest possible cost in our purchases of raw materials and components, consistent with meeting specified quality standards. We are not dependent upon any one source for raw materials or the major components of our manufactured products. By having multiple suppliers, we believe that we will have adequate sources of supplies to meet our manufacturing requirements for the foreseeable future. We have not been significantly impacted by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") that contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as "conflict minerals", originating from the Democratic Republic of Congo and adjoining countries.

3 We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non-cancellable fixed price contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations. Representatives We employ a sales staff of 33 individuals and utilize approximately 62 independent manufacturer representatives' organizations ("Representatives") having 100 offices to market our products in the United States and Canada. We also have one international sales organization, which utilizes 12 distributors in other countries. Sales are made directly to the contractor or end user, with shipments being made from our Tulsa, Oklahoma, and Longview, Texas, plants to the job site. Our products and sales strategy focuses on niche markets. The targeted markets for our equipment are customers seeking products of better quality than offered, and/or options not offered, by standardized manufacturers. To support and service our customers and the ultimate consumer, we provide parts availability through our sales offices. We also have factory service organizations at each of our plants. Additionally, a number of the Representatives we utilize have their own service organizations, which, in connection with us, provide the necessary warranty work and/ or normal service to customers. Warranties Our product warranty policy is: the earlier of one year from the date of first use or 18 months from date of shipment for parts only; an additional four years for compressors (if applicable); 15 years on aluminized steel gas-fired heat exchangers (if applicable); 25 years on stainless steel heat exchangers (if applicable); and ten years on gas-fired heat exchangers in RL products (if applicable). Our warranty policy for the RQ series covers parts for two years from date of unit shipment and labor for one year from date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of manufacture. The Company also sells extended warranties on parts for various lengths of time ranging from six months to ten years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period. Research and Development Our products are engineered for performance, flexibility and serviceability. This has become a critical factor in competing in the heating, ventilation and air conditioning ("HVAC") equipment industry. We must continually develop new and improved products in order to compete effectively and to meet evolving regulatory standards in all of our major product lines. All of our Research and Development ("R&D") activities are self-sponsored, rather than customer-sponsored. R&D activities have involved the RQ, RN and RL (rooftop units), F1, H3, V3, M2 and M3 (air handling units), LF, LN and LZ (chillers), CB, CF and CN (condensing units), SA and SB (self-contained units), WH and WV (water-source heat pumps), FZ (fluid coolers) and BL (boilers), as well as component evaluation and refinement, development of control systems and new product development. We incurred R&D expenses of approximately $13.0 million, $12.0 million and $7.5 million in 2017, 2016 and 2015, respectively. Backlog Our backlog as of February 1, 2018 was approximately $64.9 million compared to approximately $53.5 million as of February 1, 2017. The current backlog consists of orders considered by management to be firm and generally are filled on average within approximately 60 to 90 days after an order is deemed to become firm; however, the orders are subject to cancellation by the customers.

4 Working Capital Practices Working capital practices in the industry center on inventories and accounts receivable. Our management regularly reviews our working capital with a view of maintaining the lowest level consistent with requirements of anticipated levels of operation. Our greatest needs arise during the months of July - November, the peak season for inventory (primarily purchased material) and accounts receivable. Our working capital requirements are generally met by cash flow from operations and a bank revolving credit facility, which currently permits borrowings up to $30 million and had no balance outstanding at December 31, 2017. We believe that we will have sufficient funds available to meet our working capital needs for the foreseeable future. Seasonality Sales of our products are moderately seasonal with the peak period being July - November of each year due to timing of construction projects being directly related to warmer weather. Competition In the standardized market, we compete primarily with Lennox International, Inc., Trane (Ingersoll Rand Limited), York (Johnson Controls Inc.) and Carrier (United Technologies Corporation). All of these competitors are substantially larger and have greater resources than we do. Our products compete on the basis of total value, quality, function, serviceability, efficiency, availability of product, product line recognition and acceptability of sales outlet. However, in new construction where the contractor is the purchasing decision maker, we are often at a competitive disadvantage because of the emphasis placed on initial cost. In the replacement market and other owner-controlled purchases, we have a better chance of getting business since quality and long-term cost are generally taken into account. Employees As of February 12, 2018, we employed 1,991 permanent employees. Our employees are not represented by unions. Management considers its relations with our employees to be good. Patents, Trademarks, Licenses and Concessions We do not consider any patents, trademarks, licenses or concessions to be material to our business operations, other than patents issued regarding our energy recovery wheel option, blower, gas-fired heat exchanger, evaporative-cooled condenser de-superheater and low leakage damper which have terms of 20 years with expiration dates ranging from 2018 to 2033. Environmental Matters Laws concerning the environment that affect or could affect our operations include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, regulations promulgated under these Acts, and any other federal, state or local laws or regulations governing environmental matters. We believe that we are in compliance with these laws and that future compliance will not materially affect our earnings or competitive position. Available Information Our Internet website address is http://www.aaon.com. Our annual reports on Form 10-K, quarterly reports on Form 10- Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, will be available free of charge through our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not a part of, or incorporated by reference into, this annual report on Form 10-K. Copies of any materials we file with the SEC can also be obtained free of charge through the SEC’s website at http:// www.sec.gov, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or by calling the SEC at 1-800-732-0330. Item 1A. Risk Factors.

5 The following risks and uncertainties may affect our performance and results of operations. The discussion below contains "forward-looking statements" as outlined in the Forward-Looking Statements section above. Our ability to mitigate risks may cause our future results to materially differ from what we currently anticipate. Additionally, the ability of our competitors to react to material risks will affect our future results. Our business can be hurt by economic conditions. Our business is affected by a number of economic factors, including the level of economic activity in the markets in which we operate. Sales in the commercial and industrial new construction markets correlate to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates and other macroeconomic factors over which we have no control. In the HVAC business, a decline in economic activity as a result of these cyclical or other factors typically results in a decline in new construction and replacement purchases which could impact our sales volume and profitability. We may be adversely affected by problems in the availability, or increases in the prices, of raw materials and components. Problems in the availability, or increases in the prices, of raw materials or components could depress our sales or increase the costs of our products. We are dependent upon components purchased from third parties, as well as raw materials such as steel, copper and aluminum. Occasionally, we enter into cancellable and non-cancellable contracts on terms from six to 18 months for raw materials and components at fixed prices. However, if a key supplier is unable or unwilling to meet our supply requirements, we could experience supply interruptions or cost increases, either of which could have an adverse effect on our gross profit. We risk having losses resulting from the use of non-cancellable fixed price contracts. Historically, we have attempted to limit the impact of price fluctuations on commodities by entering into non-cancellable fixed price contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations. These fixed price contracts are not accounted for using hedge accounting since they meet the normal purchases and sales exemption. We may not be able to successfully develop and market new products. Our future success will depend upon our continued investment in research and new product development and our ability to continue to achieve new technological advances in the HVAC industry. Our inability to continue to successfully develop and market new products or our inability to implement technological advances on a pace consistent with that of our competitors could lead to a material adverse effect on our business and results of operations. We may incur material costs as a result of warranty and product liability claims that would negatively affect our profitability. The development, manufacture, sale and use of our products involve a risk of warranty and product liability claims. Our product liability insurance policies have limits that, if exceeded, may result in material costs that would have an adverse effect on our future profitability. In addition, warranty claims are not covered by our product liability insurance and there may be types of product liability claims that are also not covered by our product liability insurance.

6 We may not be able to compete favorably in the highly competitive HVAC business. Competition in our various markets could cause us to reduce our prices or lose market share, which could have an adverse effect on our future financial results. Substantially all of the markets in which we participate are highly competitive. The most significant competitive factors we face are product reliability, product performance, service and price, with the relative importance of these factors varying among our product line. Other factors that affect competition in the HVAC market include the development and application of new technologies and an increasing emphasis on the development of more efficient HVAC products. Moreover, new product introductions are an important factor in the market categories in which our products compete. Several of our competitors have greater financial and other resources than we have, allowing them to invest in more extensive research and development. We may not be able to compete successfully against current and future competition and current and future competitive pressures faced by us may materially adversely affect our business and results of operations. The loss of Norman H. Asbjornson could impair the growth of our business. Norman H. Asbjornson, our founder, has served as our Chief Executive Officer from inception to date and President from inception to November 2016. He has provided the leadership and vision for our strategy and growth. Although important responsibilities and functions have been delegated to other highly experienced and capable management personnel, and our products are technologically advanced and well positioned for sales well into the future, the death, disability or retirement of Mr. Asbjornson could impair the growth of our business. We do not have an employment agreement with Mr. Asbjornson. The Board of Directors attempts to manage this risk by continually engaging in succession planning concerning Mr. Asbjornson (as well as other key management personnel), as demonstrated by the Board's appointment of Gary D. Fields as President of AAON in November 2016. Our business is subject to the risks of interruptions by cybersecurity attacks. We depend upon information technology infrastructure, including network, hardware and software systems to conduct our business. Despite our implementation of network and other cybersecurity measures, our information technology system and networks could be disrupted or experience a security breach from computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Our security measures may not be adequate to protect against highly targeted sophisticated cyber-attacks, or other improper disclosures of confidential and/or sensitive information. Additionally, we may have access to confidential or other sensitive information of our customers, which, despite our efforts to protect, may be vulnerable to security breaches, theft, or other improper disclosure. Any cyber- related attack or other improper disclosure of confidential information could have a material adverse effect on our business, as well as other negative consequences, including significant damage to our reputation, litigation, regulatory actions and increased cost. Exposure to environmental liabilities could adversely affect our results of operations. Our future profitability could be adversely affected by current or future environmental laws. We are subject to extensive and changing federal, state and local laws and regulations designed to protect the environment in the United States and in other parts of the world. These laws and regulations could impose liability for remediation costs and result in civil or criminal penalties in case of non-compliance. Compliance with environmental laws increases our costs of doing business. Because these laws are subject to frequent change, we are unable to predict the future costs resulting from environmental compliance. We are subject to potentially extreme governmental regulations. We always face the possibility of new governmental regulations which could have a substantial or even extreme negative effect on our operations and profitability. Negotiations during the summer of 2013 mitigated some of the negative effects of the Department of Energy Final Rule, Regulatory Identification No. 1904-AC23, published on March 7, 2011. However, certain additional testing and listing requirements are still in place and scheduled to be phased in.

7 Several other intrusive component part governmental regulations are in process. If these proposals become final rules, the effect would be the regulation of compressors and fans in products for which the Department of Energy does not have current authority. This could affect equipment we currently manufacture and could have an impact on our product design, operations and profitability. The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as "conflict minerals", originating from the Democratic Republic of Congo and adjoining countries. As a result, in August 2012, the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. Accordingly, we began our reasonable country of origin inquiries in fiscal year 2013, with initial disclosure requirements beginning in May 2014. There are costs associated with complying with these disclosure requirements, including for due diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering "conflict free" conflict minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement. We are subject to adverse changes in tax laws. Our tax expense or benefits could be adversely affected by changes in tax provisions, unfavorable findings in tax examinations or differing interpretations by tax authorities. We are unable to estimate the impact that current and future tax proposals and tax laws could have on our results of operations. We are currently subject to state and local tax examinations for which we do not expect any major assessments. We are subject to international regulations that could adversely affect our business and results of operations. Due to our use of representatives in foreign markets, we are subject to many laws governing international relations, including those that prohibit improper payments to government officials and commercial customers, and restrict where we can do business, what information or products we can supply to certain countries and what information we can provide to a non-U.S. government, including but not limited to the Foreign Corrupt Practices Act, U.K. Bribery Act and the U.S. Export Administration Act. Violations of these laws, which are complex, may result in criminal penalties or sanctions that could have a material adverse effect on our business, financial condition and results of operations. Operations may be affected by natural disasters, especially since most of our operations are performed at a single location. Natural disasters such as tornadoes and ice storms, as well as accidents, acts of terror, infection and other factors beyond our control could adversely affect our operations. Especially, as our facilities are in areas where tornadoes are likely to occur, and the majority of our operations are at our Tulsa facilities, the effects of natural disasters and other events could damage our facilities and equipment and force a temporary halt to manufacturing and other operations, and such events could consequently cause severe damage to our business. We maintain insurance against these sorts of events; however, this is not guaranteed to cover all the losses and damages incurred. If we are unable to hire, develop or retain employees, it could have an adverse effect on our business. We compete to hire new employees and then seek to train them to develop their skills. We may not be able to successfully recruit, develop and retain the personnel we need. Unplanned turnover or failure to hire and retain a diverse, skilled workforce, could increase our operating costs and adversely affect our results of operations. Variability in self-insurance liability estimates could impact our results of operations. We self-insure for employee health insurance and workers' compensation insurance coverage up to a predetermined level, beyond which we maintain stop-loss insurance from a third-party insurer for claims over $200,000 and $750,000 for employee health insurance claims and workers' compensation insurance claims, respectively. Our aggregate exposure varies from year to year based upon the number of participants in our insurance plans. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. Our accruals

8 for insurance reserves reflect these estimates and other management judgments, which are subject to a high degree of variability. If the number or severity of claims for which we self-insure increases, it could cause a material and adverse change to our reserves for self-insurance liabilities, as well as to our earnings. Item 1B. Unresolved Staff Comments. None. Item 2. Properties. As of December 31, 2017, we own all of our facilities, consisting of approximately 1.55 million square feet of space for office, manufacturing, warehouse, assembly operations and parts sales in Tulsa, Oklahoma, and Longview, Texas. We believe that our facilities are well maintained and are in good condition and suitable for the conduct of our business. Our plant and office facilities in Tulsa, Oklahoma, consist of a 342,000 sq. ft. building (327,000 sq. ft. of manufacturing/ warehouse space and 15,000 sq. ft. of office space) located on a 12-acre tract of land at 2425 South Yukon Avenue, and a 940,000 sq. ft. manufacturing/warehouse building and a 70,000 sq. ft. office building located on an approximately 78-acre tract of land across the street from the original facility (2440 South Yukon Avenue) (the "Tulsa facilities"). Our manufacturing area is in heavy industrial type buildings, with some coverage by overhead cranes, containing manufacturing equipment designed for sheet metal fabrication and metal stamping. The manufacturing equipment contained in the facilities consists primarily of automated sheet metal fabrication equipment, supplemented by presses. Assembly lines consist of six cart-type conveyor lines and one roller-type conveyor line with variable line speed adjustment, which are motor driven. Subassembly areas and production line manning are based upon line speed. In 2017, construction continued on a new engineering research and development laboratory at the Tulsa facilities, since named the Norman Asbjornson Innovation Center. The three-story 134,000 square foot facility will be both an acoustical and a performance measuring laboratory. The new facility will consist of ten test chambers allowing AAON to meet and maintain industry certifications. Our operations in Longview, Texas, are conducted in a plant/office building at 203-207 Gum Springs Road, containing 263,000 sq. ft. on 33.0 acres. The manufacturing area (approximately 256,000 sq. ft.) is located in three 120-foot wide sheet metal buildings connected by an adjoining structure. The remaining 7,000 square feet are utilized as office space. The facility is built for light industrial manufacturing. Item 3. Legal Proceedings. We are not a party to any pending legal proceeding which management believes is likely to result in a material liability and no such action has been threatened against us, or, to the best of our knowledge, is contemplated. Item 4. Mine Safety Disclosure. Not applicable. PART II Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. Our common stock is quoted on the NASDAQ Global Select Market under the symbol "AAON". The table below summarizes the intraday high and low reported sale prices for our common stock for the past two fiscal years. As of the close of business on February 23, 2018, there were 1,139 holders of record of our common stock.

9 Quarter Ended High Low March 31, 2016 $28.02 $19.49 June 30, 2016 $28.27 $25.65 September 30, 2016 $29.04 $25.75 December 31, 2016 $33.90 $27.55 March 31, 2017 $37.00 $31.95 June 30, 2017 $38.10 $33.95 September 29, 2017 $37.65 $31.65 December 29, 2017 $37.55 $33.35 Dividends - At the discretion of the Board of Directors, we pay semi-annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi-annual dividend payment. Our recent dividends are as follows: Declaration Date Record Date Payment Date Dividend per Share May 19, 2015 June 12, 2015 July 1, 2015 $0.11 October 29, 2015 December 2, 2015 December 23, 2015 $0.11 May 24, 2016 June 10, 2016 July 1, 2016 $0.11 November 9, 2016 December 2, 2016 December 23, 2016 $0.13 May 16, 2017 June 9, 2017 July 7, 2017 $0.13 November 7, 2017 November 30, 2017 December 21, 2017 $0.13 The following is a summary of our share-based compensation plans as of December 31, 2017: EQUITY COMPENSATION PLAN INFORMATION Plan category (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (b) Weighted-average exercise price of outstanding options, warrants and rights (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) The 2007 Long- Term Incentive Plan 456,475 $ 13.31 — The 2016 Long- Term Incentive Plan 100,836 $ 32.71 2,983,642

10 Repurchases during the fourth quarter of 2017 were as follows: ISSUER PURCHASES OF EQUITY SECURITIES (a) Total Number of Shares (or Units (b) Average Price Paid (Per Share (c) Total Number of Shares (or Units) Purchased as part of Publicly Announced (d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that may yet be Purchased under the Period Purchased) or Unit) Plans or Programs Plans or Programs October 2017 49,485 $ 34.51 49,485 — November 2017 27,044 35.34 27,044 — December 2017 38,245 36.29 38,245 — Total 114,774 $ 35.30 114,774 — Comparative Stock Performance Graph The following performance graph compares our cumulative total shareholder return, the NASDAQ Composite and a peer group of U.S. industrial manufacturing companies in the air conditioning, ventilation, and heating exchange equipment markets from December 31, 2012 through December 31, 2017. The graph assumes that $100 was invested at the close of trading December 31, 2012, with reinvestment of dividends. Our peer group includes Lennox International, Inc., Ingersoll Rand Limited, Johnson Controls Inc., and United Technologies Corporation. This table is not intended to forecast future performance of our Common Stock. This stock performance Graph is not deemed to be “soliciting material” or otherwise be considered to be “filed” with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 (Exchange Act) or to the liabilities of Section 18 of the Exchange Act, and should not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing.

Item 6. Selected Financial Data.

The following selected financial data should be read in conjunction with our Consolidated Financial Statements and Notes thereto included under Item 8 of this report and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7.

	Years Ended December 31,				
Results of Operations:	2017	2016	2015	2014	2013
	(in thousands, except per share data)				
Net sales	$ 405,232	$ 383,977	$ 358,632	$ 356,322	$ 321,140
Net income	$ 54,498	$ 53,376	$ 45,728	$ 44,158	$ 37,547
Earnings per share:					
Basic	$ 1.04	$ 1.01	$ 0.85	$ 0.81	$ 0.68
Diluted	$ 1.03	$ 1.00	$ 0.84	$ 0.80	$ 0.68
Cash dividends declared per common share:	$ 0.26	$ 0.24	$ 0.22	$ 0.18	$ 0.13

	December 31,				
Financial Position at End of Fiscal Year:	2017	2016	2015	2014	2013
	(in thousands)				
Working capital	$ 103,662	$ 101,939	$ 80,800	$ 82,227	$ 72,515
Total assets	296,780	256,530	232,854	226,974	210,665
Long-term and current debt	—	—	—	—	—
Total stockholders' equity	237,226	205,898	178,918	174,059	164,106

Use of Non-GAAP Financial Measure

To supplement the Company's consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), an additional non-GAAP financial measure is provided and reconciled in the following table. The Company believes that this non-GAAP financial measure, when considered together with the GAAP financial measures, provides information that is useful to investors in understanding period-over-period operating results. The Company believes that this non-GAAP financial measure enhances the ability of investors to analyze the Company's business trends and operating performance.

EBITDAX

EBITDAX (as defined below) is presented herein and reconciled from the GAAP measure of net income because of its wide acceptance by the investment community as a financial indicator of a company's ability to internally fund operations.

The Company defines EBITDAX as net income, plus (1) depreciation, (2) amortization of bond premiums, (3) share-based compensation, (4) interest (income) expense and (5) income tax expense. EBITDAX is not a measure of net income or cash flows as determined by GAAP.

The Company's EBITDAX measure provides additional information which may be used to better understand the Company's operations. EBITDAX is one of several metrics that the Company uses as a supplemental financial measurement in the evaluation of its business and should not be considered as an alternative to, or more meaningful than, net income, as an indicator of operating performance. Certain items excluded from EBITDAX are significant components in understanding and assessing a company's financial performance. EBITDAX, as used by the Company, may not be comparable to similarly titled measures reported by other companies. The Company believes that EBITDAX is a widely followed measure of operating performance and is one of many metrics used by the Company's management team, and by other users of the Company's consolidated financial statements.

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The following table provides a reconciliation of net income (GAAP) to EBITDAX (non-GAAP) for the periods indicated:

	December 31,				
	2017	2016	2015	2014	2013
	(in thousands)				
Net Income, a GAAP measure	$ 54,498	$ 53,376	$ 45,728	$ 44,158	$ 37,547
Depreciation	15,007	13,035	11,741	11,553	12,312
Amortization of bond premiums	47	249	266	688	790
Share-based compensation	6,458	4,357	2,891	2,178	1,763
Interest income	(345)	(541)	(427)	(964)	(1,011)
Income tax expense	19,994	26,615	25,611	24,088	18,747
EBITDAX, a non-GAAP measure	$ 95,659	$ 97,091	$ 85,810	$ 81,701	$ 70,148

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We engineer, manufacture, market and sell air conditioning and heating equipment consisting of standard, semi-custom and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps and coils. These products are marketed and sold to retail, manufacturing, educational, lodging, supermarket, medical and other commercial industries. We market our products to all 50 states in the United States and certain provinces in Canada.

Our business can be affected by a number of economic factors, including the level of economic activity in the markets in which we operate. The recent uncertainty of the economy has negatively impacted the commercial and industrial new construction markets. A further decline in economic activity could result in a decrease in our sales volume and profitability. Sales in the commercial and industrial new construction markets correlate closely to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates and other macroeconomic factors over which we have no control.

We sell our products to property owners and contractors through a network of manufacturers' representatives and our internal sales force. The demand for our products is influenced by national and regional economic and demographic factors. The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of six to 18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, we emphasize the replacement market. The new construction market in 2017 continued to be unpredictable and uneven. Thus, throughout the year, we emphasized promotion of the benefits of AAON equipment to property owners in the replacement market.

The principal components of cost of goods sold are labor, raw materials, component costs, factory overhead, freight out and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper and aluminum and are obtained from domestic suppliers. We also purchase from domestic manufacturers certain components, including compressors, motors and electrical controls.

The price levels of our raw materials fluctuate given that the market continues to be volatile and unpredictable as a result of the uncertainty related to the U.S. economy and global economy. For the year ended December 31, 2017, the prices for copper, galvanized steel and stainless steel increased approximately 6.2%, 15.8% and 4.4%, respectively, from a year ago, while the price for aluminum remained relatively unchanged from a year ago. For the year ended December 31, 2016, the prices for copper, galvanized steel and stainless steel decreased approximately 4.8%, 9.5%, and 12.3%, respectively, from 2015, while the price for aluminum increased 0.0% from 2015.

We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non-cancellable fixed price contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations.

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13 The following are highlights of our results of operations, cash flows, and financial condition: • We spent $41.7 million in capital expenditures in 2017, an increase of $15.1 million from the $26.6 million spent in 2016, primarily due to construction projects related to our new research and development lab, water- source heat pump production line, as well as other internal development projects. • We paid cash dividends of $13.7 million in 2017 compared to $12.7 million in 2016. • We experienced increases in our warranty expense due to refinements and changes to our warranty process. Results of Operations Units sold for years ended December 31: 2017 2016 2015 Rooftop Units 16,003 16,764 14,891 Split Systems 4,829 3,753 3,385 Outdoor Mechanical Rooms 64 65 57 Water-Source Heat Pumps 2,485 316 243 Total Units 23,381 20,898 18,576 Year Ended December 31, 2017 vs. Year Ended December 31, 2016 Net Sales Years Ending December 31, 2017 2016 $ Change % Change (in thousands, except unit data) Net sales $ 405,232 $ 383,977 $ 21,255 5.5% Total units 23,381 20,898 2,483 11.9% While we did see an 11.9% increase in the volume of units sold, most of that increase was in Water-Source Heat Pumps which have a lower price per unit than our other products. As such, total net sales did not increase by the same percentage as our volume. Cost of Sales Years Ending December 31, Percent of Sales 2017 2016 2017 2016 (in thousands) Cost of sales $ 281,835 $ 265,897 69.5% 69.2% Gross Profit 123,397 118,080 30.5% 30.8% The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper and aluminum, which are obtained from domestic suppliers. As shown below, our raw material prices increased during the year. The Company's gross profit remained stable due to efforts to improve efficiency and absorb overhead. Twelve month average raw material cost per pound as of December 31:

14 Years Ending December 31, 2017 2016 % Change Copper $ 3.58 $ 3.37 6.2% Galvanized Steel $ 0.44 $ 0.38 15.8% Stainless Steel $ 1.19 $ 1.14 4.4% Aluminum $ 1.71 $ 1.67 2.4% Selling, General and Administrative Expenses Years Ending December 31, Percent of Sales 2017 2016 2017 2016 (in thousands) Warranty $ 11,233 $ 3,601 2.8% 0.9 % Profit Sharing 8,400 8,991 2.1% 2.3 % Salaries & Benefits 11,586 11,363 2.9% 3.0 % Stock Compensation 4,288 2,914 1.1% 0.8 % Advertising 1,735 1,395 0.4% 0.4 % Depreciation 720 796 0.2% 0.2 % Insurance 1,005 1,072 0.2% 0.3 % Professional Fees 1,888 2,032 0.5% 0.5 % Donations 724 370 0.2% 0.1 % Bad Debt Expense 179 (45) —% — % Other 7,491 6,017 1.8% 1.6 % Total SG&A $ 49,249 $ 38,506 12.2% 10.0 % The overall increase in SG&A was primarily due to increased warranty expenses. The Company has been working on modifications and refinements to its warranty policy. These modifications more clearly define what qualifies as a warranty claim and place a deadline for when claims may be submitted. Income Taxes Years Ending December 31, Effective Tax Rate 2017 2016 2017 2016 (in thousands) Income tax provision $ 19,994 $ 26,615 26.8% 33.3% The Tax Cuts and Jobs Act (the "Act") was enacted on December 22, 2017. As a result of the changes provided under the Act, the Company adjusted its deferred tax assets and liabilities existing at the date of enactment using the newly enacted rates for the periods when they are expected to be realized. This remeasurement resulted in a benefit to income taxes of $4.4 million.

15 Year Ended December 31, 2016 vs. Year Ended December 31, 2015 Net Sales Years Ending December 31, 2016 2015 $ Change % Change (in thousands, except unit data) Net sales $ 383,977 $ 358,632 $ 25,345 7.1% Total units 20,898 18,576 2,322 12.5% Net sales increased due to an increase in our total units sold, offset by a decline in the average price per unit for both of our locations. Cost of Sales Years Ending December 31, Percent of Sales 2016 2015 2016 2015 (in thousands) Cost of sales $ 265,897 $ 249,951 69.2% 69.7% Gross Profit 118,080 108,681 30.8% 30.3% The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper and aluminum, which are obtained from domestic suppliers. Twelve month average raw material cost per pound as of December 31: Years Ending December 31, 2016 2015 % Change Copper $ 3.37 $ 3.54 (4.8)% Galvanized Steel $ 0.38 $ 0.42 (9.5)% Stainless Steel $ 1.14 $ 1.30 (12.3)% Aluminum $ 1.67 $ 1.67 — %

16 Selling, General and Administrative Expenses Years Ending December 31, Percent of Sales 2016 2015 2016 2015 (in thousands) Warranty $ 3,601 $ 4,317 0.9% 1.2 % Profit Sharing 8,991 8,037 2.3% 2.2 % Salaries & Benefits 11,363 11,078 3.0% 3.1 % Stock Compensation 2,914 2,082 0.8% 0.6 % Advertising 1,395 1,191 0.4% 0.3 % Depreciation 796 930 0.2% 0.3 % Insurance 1,072 1,153 0.3% 0.3 % Professional Fees 2,032 1,794 0.5% 0.5 % Donations 370 452 0.1% 0.1 % Bad Debt Expense (45) (48) — % — % Other 6,017 6,452 1.6% 1.8 % Total SG&A $ 38,506 $ 37,438 10.0% 10.4 % The increase in SG&A is primarily due to increased compensation costs due to better operating results, offset by a decrease in warranty expense as a result of continued improvements in quality control and a decrease in other expense. Income Taxes Years Ending December 31, Effective Tax Rate 2016 2015 2016 2015 (in thousands) Income tax provision $ 26,615 $ 25,611 33.3% 35.9% The Company early adopted ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, applying the changes for excess tax benefits and tax deficiencies prospectively. As a result, excess tax benefits and deficiencies are reported as an income tax benefit or expense on the statement of income rather than as a component of additional paid-in capital on the statement of equity. Excess tax benefits and deficiencies are treated as discrete items to the income tax provision in the reporting period in which they occur. For the twelve months ended December 31, 2016, the Company recorded $2.1 million in excess tax benefits as an income tax benefit. Liquidity and Capital Resources Our working capital and capital expenditure requirements are generally met through net cash provided by operations and the occasional use of the revolving bank line of credit based on our current liquidity at the time. Our cash and cash equivalents decreased $2.7 million from December 31, 2016 to December 31, 2017. As of December 31, 2017, we had $21.5 million in cash and cash equivalents. As of December 31, 2017, we had certificates of deposit of $2.9 million and investments held to maturity at amortized cost of $6.1 million. These certificates of deposit had maturity dates of one to five months. The investments held to maturity at amortized cost had maturity dates of one to four months.

On July 25, 2016 we renewed our line of credit with BOKF, NA dba Bank of Oklahoma, formerly known as Bank of Oklahoma, N.A. ("Bank of Oklahoma"). The revolving line of credit matures on July 27, 2018. We expect to renew our line of credit in July 2018 with favorable terms. Under the line of credit, there was one standby letter of credit of $0.8 million as of December 31, 2017. At December 31, 2017 we have $29.2 million of borrowings available under the revolving credit facility. No fees are associated with the unused portion of the committed amount.

As of December 31, 2017 and 2016, there were no outstanding balances under the revolving credit facility. Interest on borrowings is payable monthly at LIBOR plus 2.5%. The weighted average interest rate was 3.5% and 3.0% for the years ended December 31, 2017 and 2016, respectively.

At December 31, 2017, we were in compliance with all of the covenants under the revolving credit facility. We are obligated to comply with certain financial covenants under the revolving credit facility. These covenants require that we meet certain parameters related to our tangible net worth and total liabilities to tangible net worth ratio. At December 31, 2017, our tangible net worth was $237.2 million, which meets the requirement of being at or above $125.0 million. Our total liabilities to tangible net worth ratio was 0.3 to 1.0 which meets the requirement of not being above 2 to 1.

The Board has authorized three stock repurchase programs for the Company. The Company may purchase shares on the open market from time to time, up to a total of 5.7 million shares. The Board must authorize the timing and amount of these purchases. Effective May 24, 2016, the Board authorized up to $25.0 million in open market repurchases and on June 2, 2016, the Company executed a repurchase agreement in accordance with the rules and regulations of the SEC allowing the Company to repurchase an aggregate amount of $25.0 million or a total of approximately 2.0 million shares from the open market. The repurchase agreement expired on April 15, 2017. The Company also has a stock repurchase arrangement by which employee-participants in our 401(k) savings and investment plan are entitled to have shares in AAON, Inc. stock in their accounts sold to the Company. The maximum number of shares to be repurchased is contingent upon the number of shares sold by employee-participants. Lastly, the Company repurchases shares of AAON, Inc. stock from certain of its directors and employees for payment of statutory tax withholdings on stock transactions. Any other repurchases from directors or employees are contingent upon Board approval. All repurchases are done at current market prices.

Our repurchase activity is as follows:

	2017			2016			2015		
Program	Shares	Total $	$ per share	Shares	Total $	$ per share	Shares	Total $	$ per share
Open market	8,676	$ 283,654	$32.69	165,598	$ 4,440,658	$26.82	1,037,590	$ 24,999,963	$24.09
401(k)	467,580	16,336,084	34.94	540,501	14,875,850	27.52	512,754	11,557,598	22.54
Directors and employees	45,878	1,614,425	35.19	30,072	823,446	27.38	25,746	585,413	22.74
Total	522,134	$ 18,234,163	$34.92	736,171	$ 20,139,954	$27.36	1,576,090	$ 37,142,974	$23.57

	Inception to Date		
Program	Shares	Total $	$ per share
Open market	3,843,495	$ 61,232,115	$15.93
401(k)	6,550,023	82,068,805	12.53
Directors and employees	1,919,510	17,278,033	9.00
Total	12,313,028	$160,578,953	$13.04

Dividends - At the discretion of the Board of Directors, we pay semi-annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi-annual dividend payment.

Our recent dividends are as follows:

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18 Declaration Date Record Date Payment Date Dividend per Share May 19, 2015 June 12, 2015 July 1, 2015 $ 0.11 October 29, 2015 December 2, 2015 December 23, 2015 $ 0.11 May 24, 2016 June 10, 2016 July 1, 2016 $ 0.11 November 9, 2016 December 2, 2016 December 23, 2016 $ 0.13 May 16, 2017 June 9, 2017 July 7, 2017 $ 0.13 November 7, 2017 November 30, 2017 December 21, 2017 $ 0.13 Based on historical performance and current expectations, we believe our cash and cash equivalents balance, the projected cash flows generated from our operations, our existing committed revolving credit facility (or comparable financing) and our expected ability to access capital markets will satisfy our working capital needs, capital expenditures and other liquidity requirements associated with our operations in 2018 and the foreseeable future. Statement of Cash Flows The table below reflects a summary of our net cash flows provided by operating activities, net cash flows used in investing activities, and net cash flows used in financing activities for the years indicated. 2017 2016 2015 (in thousands) Operating Activities Net Income $ 54,498 $ 53,376 $ 45,728 Income statement adjustments, net 20,362 18,996 16,250 Changes in assets and liabilities: Accounts receivable (7,516) 7,048 (5,884) Income tax receivable 4,596 (1,537) 312 Inventories (23,698) (9,478) (1,059) Prepaid expenses and other 98 (83) 76 Accounts payable 3,043 654 (5,109) Deferred revenue 258 417 189 Accrued liabilities 6,353 (5,470) 4,852 Net cash provided by operating activities 57,994 63,923 55,355 Investing Activities Capital expenditures (41,713) (26,604) (20,967) Purchases of investments (18,521) (14,496) (20,863) Maturities of investments and proceeds from called investments 29,112 24,095 18,519 Other 70 80 117 Net cash used in investing activities (31,052) (16,925) (23,194) Financing Activities (Payments) borrowings under revolving credit facility, net — — — Stock options exercised 2,259 2,063 2,795 Repurchase of stock (16,620) (19,317) (36,558) Employee taxes paid by withholding shares (1,614) (823) (585) Cash dividends paid to stockholders (13,663) (12,676) (11,857) Net cash used in financing activities $ (29,638) $ (30,753) $ (46,205) Cash Flows from Operating Activities Cash flows from operating activities decreased primarily due to increased purchases of inventory during the year.

19 Cash Flows from Investing Activities The capital expenditure program for 2018 is estimated to be approximately $53.2 million. The increase in capital expenditures is primarily due to construction projects related to our new research and development lab, water-source heat pump production lines, as well as other internal development projects. Many of these projects are subject to review and cancellation at the discretion of our CEO and Board of Directors without incurring substantial charges. Cash Flows from Financing Activities Cash flows used in financing activities decreased slightly due to fewer open market buybacks following the expiration of the Company's repurchase agreement in April 2017. Off-Balance Sheet Arrangements We are not party to any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources. Commitments and Contractual Agreements We had no material contractual purchase agreements as of December 31, 2017. Contingencies We are subject to various claims and legal actions that arise in the ordinary course of business. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. We have concluded that the likelihood is remote that the ultimate resolution of any pending litigation or claims will be material or have a material adverse effect on the Company's business, financial position, results of operations or cash flows. Critical Accounting Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue and expenses in our consolidated financial statements and related notes. We base our estimates, assumptions and judgments on historical experience, current trends and other factors believed to be relevant at the time our consolidated financial statements are prepared. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and assumptions, and such differences could be material. We believe the following critical accounting policies affect our more significant estimates, assumptions and judgments used in the preparation of our consolidated financial statements. Inventory Reserves – We establish a reserve for inventories based on the change in inventory requirements due to product line changes, the feasibility of using obsolete parts for upgraded part substitutions, the required parts needed for part supply sales, replacement parts and for estimated shrinkage. Warranty – A provision is made for estimated warranty costs at the time the product is shipped and revenue is recognized. The warranty period is: the earlier of one year from the date of first use or 18 months from date of shipment for parts only; an additional four years on compressors (if applicable); 15 years on aluminized steel gas-fired heat exchangers (if applicable); 25 years on stainless steel heat exchangers (if applicable); and 10 years on gas-fired heat exchangers in RL products (if applicable). With the introduction of the RQ product line in 2010, our warranty policy for the RQ series was implemented to cover parts for two years from date of unit shipment and labor for one year from date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of manufacture. Warranty expense is estimated based on the warranty period, historical warranty trends and associated costs, and any known identifiable warranty issue.

20 Due to the absence of warranty history on new products, an additional provision may be made for such products. Our estimated future warranty cost is subject to adjustment from time to time depending on changes in actual warranty trends and cost experience. Should actual claim rates differ from our estimates, revisions to the estimated product warranty liability would be required. Stock Compensation – We measure and recognize compensation expense for all share-based payment awards made to our employees and directors, including stock options and restricted stock awards, based on their fair values at the time of grant. Compensation expense is recognized on a straight-line basis during the service period of the related share- based compensation award. Forfeitures are accounted for as they occur. The fair value of each option award and restricted stock award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The use of the Black-Scholes-Merton option valuation model requires the input of subjective assumptions such as: the expected volatility, the expected term of the options granted, expected dividend yield, and the risk-free rate. New Accounting Pronouncements Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification. We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto. In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In August 2015, with the issuance of ASU 2015-14, the FASB amended the effective date for us to January 1, 2018. The following ASUs have been issued in 2016 along with ASU 2014-09 with the same effective dates and transition requirements: • ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which provides implementation guidance for Topic 606 on principal versus agent considerations. • ASU 2016-10, Identifying Performance Obligations and Licensing, which provides clarification for two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance. • ASU 2016-12, Revenue from Contracts with Customers, which further amends Topic 606. • ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which further amends Topic 606. The Company plans to adopt using the retrospective transition method. The Company believes the impact will not be material to the consolidated financial statements. The Company has reviewed all types of customer contracts and gone through the five step process outlined in ASU 2014-09 for each type of contract. The new five step process required by ASU 2014-09 provides results substantially consistent with our current revenue recognition policies. The Company has also evaluated the categories to use for the disaggregate revenue disclosures. The primary change upon adoption will be additional disclosures to show disaggregated revenue and further details around our revenue recognition process. Once we adopt ASU 2014-09, we not anticipate that our internal control framework will materially change, but rather that existing internal controls will be modified and augmented, as necessary, to consider our new revenue recognition policy effective January 1, 2018. In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which will address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The ASU becomes effective in the annual reporting period beginning after December 31, 2017, including interim reporting periods. We do not expect ASU 2016-01 will have a material effect on our consolidated financial statements and notes thereto. In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which addresses changes to the terms or condition of a share-based payment award. The ASU becomes effective in the annual reporting period beginning after December 15, 2017, including interim reporting periods. We do not expect ASU 2017-09 will have a material effect on our consolidated financial statements and notes thereto.

21 Item 7A. Quantitative and Qualitative Disclosures About Market Risk. Commodity Price Risk We are exposed to volatility in the prices of commodities used in some of our products and, occasionally, we use fixed price cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months to manage this exposure.

22 Item 8. Financial Statements and Supplementary Data. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Page Report of Independent Registered Public Accounting Firm Consolidated Balance Sheets Consolidated Statements of Income Consolidated Statements of Stockholders’ Equity Consolidated Statements of Cash Flows Notes to Consolidated Financial Statements 23 24 25 26 27 28

23 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders AAON, Inc. Opinion on the financial statements We have audited the accompanying consolidated balance sheets of AAON, Inc. (a Nevada corporation) and subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 27, 2018 expressed an unqualified opinion. Basis for opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ GRANT THORNTON LLP We have served as the Company's auditor since 2004 Tulsa, Oklahoma February 27, 2018

24 AAON, Inc. and Subsidiaries Consolidated Balance Sheets December 31, 2017 2016 Assets (in thousands, except share and per share data) Current assets: Cash and cash equivalents $ 21,457 $ 24,153 Certificates of deposit 2,880 5,512 Investments held to maturity at amortized cost 6,077 14,083 Accounts receivable, net 50,338 43,001 Income tax receivable 1,643 6,239 Note receivable 28 25 Inventories, net 70,786 47,352 Prepaid expenses and other 518 616 Total current assets 153,727 140,981 Property, plant and equipment: Land 2,233 2,233 Buildings 92,075 78,806 Machinery and equipment 184,316 158,216 Furniture and fixtures 13,714 12,783 Total property, plant and equipment 292,338 252,038 Less: Accumulated depreciation 149,963 137,146 Property, plant and equipment, net 142,375 114,892 Note receivable, long-term 678 657 Total assets $ 296,780 $ 256,530 Liabilities and Stockholders' Equity Current liabilities: Revolving credit facility $ — $ — Accounts payable 10,967 7,102 Accrued liabilities 39,098 31,940 Total current liabilities 50,065 39,042 Deferred revenue 1,512 1,498 Deferred tax liabilities 7,977 9,531 Donations — 561 Commitments and contingencies Stockholders' equity: Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued Common stock, $.004 par value, 100,000,000 shares authorized, 52,422,801 and 52,651,448 issued and outstanding at December 31, 2017 and 2016, respectively 210 211 Additional paid-in capital — — Retained earnings 237,016 205,687 Total stockholders' equity 237,226 205,898 Total liabilities and stockholders' equity $ 296,780 $ 256,530 The accompanying notes are an integral part of these consolidated financial statements.

25 AAON, Inc. and Subsidiaries Consolidated Statements of Income Years Ending December 31, 2017 2016 2015 (in thousands, except per share data) Net sales $ 405,232 $ 383,977 $ 358,632 Cost of sales 281,835 265,897 249,951 Gross profit 123,397 118,080 108,681 Selling, general and administrative expenses 49,249 38,506 37,438 (Gain) loss on disposal of assets 45 (20) (59) Income from operations 74,103 79,594 71,302 Interest income, net 298 292 161 Other income (expense), net 91 105 (124) Income before taxes 74,492 79,991 71,339 Income tax provision 19,994 26,615 25,611 Net income $ 54,498 $ 53,376 $ 45,728 Earnings per share: Basic $ 1.04 $ 1.01 $ 0.85 Diluted $ 1.03 $ 1.00 $ 0.84 Cash dividends declared per common share: $ 0.26 $ 0.24 $ 0.22 Weighted average shares outstanding: Basic 52,572,496 52,924,398 54,045,841 Diluted 53,078,734 53,449,754 54,481,484 The accompanying notes are an integral part of these consolidated financial statements.

26 AAON, Inc. and Subsidiaries Consolidated Statements of Stockholders' Equity Common Stock Paid-in Retained Shares Amount Capital Earnings Total (in thousands) Balance at December 31, 2014 54,042 $ 216 $ — $ 173,843 $ 174,059 Net income — — — 45,728 45,728 Stock options exercised and restricted 546 2 5,238 — 5,240 stock awards granted, including tax benefits Share-based compensation — — 2,891 — 2,891 Stock repurchased and retired (1,576) (6) (8,129) (29,008) (37,143) Dividends — — — (11,857) (11,857) Balance at December 31, 2015 53,012 212 — 178,706 178,918 Net income — — — 53,376 53,376 Stock options exercised and restricted 375 2 2,061 — 2,063 stock awards granted Share-based compensation — — 4,357 — 4,357 Stock repurchased and retired (736) (3) (6,418) (13,719) (20,140) Dividends — — — (12,676) (12,676) Balance at December 31, 2016 52,651 211 — 205,687 205,898 Net income — — — 54,498 54,498 Stock options exercised and restricted 293 1 2,258 — 2,259 stock awards granted Share-based compensation — — 6,458 — 6,458 Stock repurchased and retired (522) (2) (8,716) (9,516) (18,234) Dividends — — — (13,653) (13,653) Balance at December 31, 2017 52,422 $ 210 $ — $ 237,016 $ 237,226 The accompanying notes are an integral part of these consolidated financial statements.

27 AAON, Inc. and Subsidiaries Consolidated Statements of Cash Flows Years Ending December 31, 2017 2016 2015 Operating Activities (in thousands) Net income $ 54,498 $ 53,376 $ 45,728 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation 15,007 13,035 11,741 Amortization of bond premiums 47 249 266 Provision for losses on accounts receivable, net of adjustments 179 (25) (48) Provision for excess and obsolete inventories 264 625 178 Share-based compensation 6,458 4,357 2,891 Loss (gain) on disposition of assets 45 (20) (59) Foreign currency transaction (gain) loss (59) (22) 139 Interest income on note receivable (25) (28) (30) Deferred income taxes (1,554) 825 1,172 Changes in assets and liabilities: Accounts receivable (7,516) 7,048 (5,884) Income tax receivable 4,596 (1,537) 312 Inventories (23,698) (9,478) (1,059) Prepaid expenses and other 98 (83) 76 Accounts payable 3,043 654 (5,109) Deferred revenue 258 417 189 Accrued liabilities and donations 6,353 (5,470) 4,852 Net cash provided by operating activities 57,994 63,923 55,355 Investing Activities Capital expenditures (41,713) (26,604) (20,967) Proceeds from sale of property, plant and equipment 10 28 63 Investment in certificates of deposits (5,280) (4,112) (6,680) Maturities of certificates of deposits 7,912 10,560 6,098 Purchases of investments held to maturity (13,241) (10,384) (14,183) Maturities of investments 19,700 10,021 11,408 Proceeds from called investments 1,500 3,514 1,013 Principal payments from note receivable 60 52 54 Net cash used in investing activities (31,052) (16,925) (23,194) Financing Activities Borrowings under revolving credit facility — 761 — Payments under revolving credit facility — (761) — Stock options exercised 2,259 2,063 2,795 Repurchase of stock (16,620) (19,317) (36,558) Employee taxes paid by withholding shares (1,614) (823) (585) Cash dividends paid to stockholders (13,663) (12,676) (11,857) Net cash used in financing activities (29,638) (30,753) (46,205) Net increase (decrease) in cash and cash equivalents (2,696) 16,245 (14,044) Cash and cash equivalents, beginning of year 24,153 7,908 21,952 Cash and cash equivalents, end of year $ 21,457 $ 24,153 $ 7,908 The accompanying notes are an integral part of these consolidated financial statements.

28 AAON, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2017 1. Business Description AAON, Inc. is a Nevada corporation which was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation and AAON Coil Products, Inc., a Texas corporation (collectively, the "Company"). The Consolidated Financial Statements include our accounts and the accounts of our subsidiaries. We are engaged in the engineering, manufacturing, marketing and sale of air conditioning and heating equipment consisting of standard, semi-custom and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps and coils. 2. Summary of Significant Accounting Policies Principles of Consolidation These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated. Cash and Cash Equivalents We consider all highly liquid temporary investments with original maturity dates of three months or less to be cash equivalents. Cash and cash equivalents consist of bank deposits and highly liquid, interest-bearing money market funds. The Company's cash and cash equivalents are held in a few financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company's counterparty risks are minimal based on the reputation and history of the institutions selected. Investments Certificates of Deposit We held $2.9 million and $5.5 million in certificates of deposit at December 31, 2017 and December 31, 2016, respectively. At December 31, 2017, the certificates of deposit bear interest ranging from 0.95% to 1.10% per annum and have various maturities ranging from one to five months. Investments Held to Maturity At December 31, 2017, our investments held to maturity were comprised of $6.1 million of corporate notes and bonds with various maturities ranging from one to four months. The investments have moderate risk with S&P ratings ranging from AA+ to BBB. We record the amortized cost basis and accrued interest of the corporate notes and bonds in the Consolidated Balance Sheets. We record the interest and amortization of bond premium to interest income in the Consolidated Statements of Income.

29 The following summarizes the amortized cost and estimated fair value of our investments held to maturity at December 31, 2017 and December 31, 2016: Amortized Cost Gross Unrealized Gain Gross Unrealized (Loss) Fair Value December 31, 2017: (in thousands) Current assets: Investments held to maturity $ 6,077 $ — $ (6) $ 6,071 Non current assets: Investments held to maturity — — — — Total $ 6,077 $ — $ (6) $ 6,071 December 31, 2016: Current assets: Investments held to maturity $ 14,083 $ — $ (12) $ 14,071 Non current assets: Investments held to maturity — — — — Total $ 14,083 $ — $ (12) $ 14,071 We evaluate these investments for other-than-temporary impairments on a quarterly basis. We do not believe there was an other-than-temporary impairment for our investments at December 31, 2017 or 2016. Accounts and Note Receivable Accounts and note receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. We generally do not require that our customers provide collateral. The Company determines its allowance for doubtful accounts by considering a number of factors, including the credit risk of specific customers, the customer’s ability to pay current obligations, historical trends, economic and market conditions and the age of the receivable. Accounts are considered past due when the balance has been outstanding for ninety days past negotiated credit terms. Past due accounts are generally written-off against the allowance for doubtful accounts only after all collection attempts have been exhausted. Concentration of Credit Risk Our customers are concentrated primarily in the domestic commercial and industrial new construction and replacement markets. To date, our sales have been primarily to the domestic market, with foreign sales accounting for approximately 4%, 4% and 4% of revenues for the years ended December 31, 2017, 2016 and 2015, respectively. One customer, Texas AirSystems, accounted for 10% or more of our sales during 2017, 2016 or 2015. No customer accounted for 5% or more of our accounts receivable balance at December 31, 2017 or 2016. Fair Value of Financial Instruments The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate fair value because of the short-term maturity of the items. The carrying amount of the Company's revolving line of credit, and other payables, approximate their fair values either due to their short term nature, the variable rates associated with the debt or based on current rates offered to the Company for debt with similar characteristics. Inventories Inventories are valued at the lower of cost or market using the first-in, first-out (“FIFO”) method. Cost in inventory includes purchased parts and materials, direct labor and applied manufacturing overhead. We establish an allowance for excess and obsolete inventories based on product line changes, the feasibility of substituting parts and the need for supply and replacement parts.

30 Property, Plant and Equipment Property, plant and equipment, including significant improvements, are recorded at cost, net of accumulated depreciation. Repairs and maintenance and any gains or losses on disposition are included in operations. Depreciation is computed using the straight-line method over the following estimated useful lives: Buildings 3-40 years Machinery and equipment 3-15 years Furniture and fixtures 3-7 years Impairment of Long-Lived Assets We review long-lived assets for possible impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset or asset group to its estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the undiscounted cash flows are less than the carrying amount of the asset or asset group, an impairment loss is recognized for the amount by which the carrying amount of the asset or asset group exceeds its fair value. Research and Development The costs associated with research and development for the purpose of developing and improving new products are expensed as incurred. For the years ended December 31, 2017, 2016, and 2015 research and development costs amounted to approximately $13.0 million, $12.0 million, and $7.5 million, respectively. Advertising Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2017, 2016, and 2015 was approximately $1.7 million, $1.4 million, and $1.2 million, respectively. Shipping and Handling We incur shipping and handling costs in the distribution of products sold that are recorded in cost of sales. Shipping charges that are billed to the customer are recorded in revenues and as an expense in cost of sales. For the years ended December 31, 2017, 2016 and 2015 shipping and handling fees amounted to approximately $11.4 million, $10.3 million, and $9.6 million, respectively. Income Taxes Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Excess tax benefits and deficiencies are reported as an income tax benefit or expense on the statement of income and are treated as discrete items to the income tax provision in the reporting period in which they occur. We establish accruals for unrecognized tax positions when it is more likely than not that our tax return positions may not be fully sustained. The Company records a valuation allowance for deferred tax assets when, in the opinion of management, it is more likely than not that deferred tax assets will not be realized.

31 Share-Based Compensation The Company recognizes expense for its share-based compensation based on the fair value of the awards that are granted. The Company’s share-based compensation plans provide for the granting of stock options and restricted stock. The fair values of stock options are estimated at the date of grant using the Black-Scholes-Merton option valuation model. The use of the Black-Scholes-Merton option valuation model requires the input of subjective assumptions. Measured compensation cost is recognized ratably over the vesting period of the related share-based compensation award. Forfeitures are accounted for as they occur. The fair value of restricted stock awards is determined based on the market value of the Company’s shares on the grant date and the compensation expense is recognized on a straight-line basis during the service period of the respective grant. Derivative Instruments In the course of normal operations, the Company occasionally enters into contracts such as forward priced physical contracts for the purchase of raw materials that qualify for and are designated as normal purchase or normal sale contracts. Such contracts are exempted from the fair value accounting requirements and are accounted for at the time product is purchased or sold under the related contract. The Company does not engage in speculative transactions, nor does the Company hold or issue financial instruments for trading purposes. Revenue Recognition We recognize revenues from sales of products when title and risk of ownership pass to the customer. Final sales prices are fixed and based on purchase orders. Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experiences and current estimates. Sales of our products are moderately seasonal with the peak period being July - November of each year. In addition, the Company presents revenues net of sales tax and net of certain payments to our independent manufacturer representatives (“Representatives”). Representatives are national companies that are in the business of providing HVAC units and other related products and services to customers. The end user customer orders a bundled group of products and services from the Representative and expects the Representative to fulfill the order. Only after the specifications are agreed to by the Representative and the customer, and the decision is made to use an AAON HVAC unit, will we receive notice of the order. We establish the amount we must receive for our HVAC unit (“minimum sales price”), but do not control the total order price which is negotiated by the Representative with the end user customer. We are responsible for billings and collections resulting from all sales transactions, including those initiated by our Representatives. The Representatives submit the total order price to us for invoicing and collection. The total order price includes our minimum sales price and could contain an additional amount which may include both the Representatives’ fee and amounts due for additional products and services required by the customer. These additional products and services may include controls purchased from another manufacturer to operate the unit, start-up services, and curbs for supporting the unit (“Third Party Products”). All are associated with the purchase of a HVAC unit but may be provided by the Representative or another third party. The Company is under no obligation related to Third Party Products. The Representatives’ fee and Third Party Products amounts (“Due to Representatives”) are paid only after all amounts associated with the order are collected from the customer. The Due to Representatives amount is paid only after all amounts associated with the order are collected from the customer. The amount of payments to our representatives was $51.8 million, $55.0 million, and $55.4 million for each of the years ended December 31, 2017, 2016, and 2015, respectively. The Company also sells extended warranties on parts for various lengths of time ranging from six months to 10 years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period.

32 Insurance Reserves Under the Company’s insurance programs, coverage is obtained for significant liability limits as well as those risks required to be insured by law or contract. It is the policy of the Company to self-insure a portion of certain expected losses related primarily to workers’ compensation and medical liability. Provisions for losses expected under these programs are recorded based on the Company’s estimates of the aggregate liabilities for the claims incurred. Product Warranties A provision is made for the estimated cost of maintaining product warranties to customers at the time the product is sold based upon historical claims experience by product line. The Company records a liability and an expense for estimated future warranty claims based upon historical experience and management's estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the liability and expense in the current year. Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because these estimates and assumptions require significant judgment, actual results could differ from those estimates and could have a significant impact on our results of operations, financial position and cash flows. We reevaluate our estimates and assumptions as needed, but at a minimum on a quarterly basis. The most significant estimates include, but are not limited to, the allowance for doubtful accounts, inventory reserves, warranty accrual, workers compensation accrual, medical insurance accrual, share-based compensation and income taxes. Actual results could differ materially from those estimates. 3. Accounts Receivable Accounts receivable and the related allowance for doubtful accounts are as follows: December 31, 2017 2016 (in thousands) Accounts receivable $ 50,457 $ 43,091 Less: Allowance for doubtful accounts (119) (90) Total, net $ 50,338 $ 43,001 Years Ending December 31, 2017 2016 2015 Allowance for doubtful accounts: (in thousands) Balance, beginning of period $ 90 $ 115 $ 171 Provisions for losses on accounts receivables, net of adjustments 179 (25) (48) Accounts receivable written off, net of recoveries (150) — (8) Balance, end of period $ 119 $ 90 $ 115

33 4. Inventories The components of inventories and the related changes in the allowance for excess and obsolete inventories are as follows: December 31, 2017 2016 (in thousands) Raw materials $ 57,784 $ 43,438 Work in process 5,957 2,279 Finished goods 8,163 3,017 71,904 48,734 Less: Allowance for excess and obsolete inventories (1,118) (1,382) Total, net $ 70,786 $ 47,352 Years Ending December 31, 2017 2016 2015 Allowance for excess and obsolete inventories: (in thousands) Balance, beginning of period $ 1,382 $ 757 $ 714 Provisions for excess and obsolete inventories 102 625 178 Inventories written off (366) — (135) Balance, end of period $ 1,118 $ 1,382 $ 757 5. Note Receivable In connection with the closure of our Canadian facility on May 18, 2009, we sold land and a building in September 2010 and assumed a note receivable from the borrower secured by the property. The C$1.1 million, 15 year note has an interest rate of 4.0% and is payable to us monthly, and has a C$0.6 million balloon payment due in October 2025. Interest payments are recognized in interest income. We evaluate the note for impairment on a quarterly basis. We determine the note receivable to be impaired if we are uncertain of its collectability based on the contractual terms. At December 31, 2017 and 2016, there was no impairment. 6. Supplemental Cash Flow Information Years Ending December 31, 2017 2016 2015 Supplemental disclosures: (in thousands) Interest paid $ — $ — $ — Income taxes paid, net 16,951 27,353 24,125 Non-cash investing and financing activities: Non-cash capital expenditures 832 270 83

34 7. Warranties The Company has warranties with various terms from 18 months for parts to 25 years for certain heat exchangers. The Company has an obligation to replace parts or service its products if conditions under the warranty are met. A provision is made for estimated warranty costs at the time the related products are sold based upon the warranty period, historical trends, new products and any known identifiable warranty issues. Changes in the warranty accrual are as follows: Years Ending December 31, 2017 2016 2015 Warranty accrual: (in thousands) Balance, beginning of period $ 7,936 $ 8,469 $ 8,130 Payments made (8,686) (4,134) (3,978) Provisions 11,233 3,601 4,317 Balance, end of period $ 10,483 $ 7,936 $ 8,469 Warranty expense: $ 11,233 $ 3,601 $ 4,317 8. Accrued Liabilities At December 31, accrued liabilities were comprised of the following: December 31, 2017 2016 (in thousands) Warranty $ 10,483 $ 7,936 Due to representatives 13,086 9,907 Payroll 4,456 4,129 Profit sharing 2,034 1,967 Workers' compensation 593 580 Medical self-insurance 725 872 Customer prepayments 2,838 2,256 Donations 588 600 Employee vacation time 2,688 2,367 Other 1,607 1,326 Total $ 39,098 $ 31,940 9. Revolving Credit Facility Our revolving credit facility provides for maximum borrowings of $30.0 million which is provided by BOKF, NA dba Bank of Oklahoma, formerly known as Bank of Oklahoma, N.A. ("Bank of Oklahoma"). Under the line of credit, there was one standby letter of credit totaling $0.8 million as of December 31, 2017. Borrowings available under the revolving credit facility at December 31, 2017, were $29.2 million. Interest on borrowings is payable monthly at LIBOR plus 2.5%. No fees are associated with the unused portion of the committed amount. As of December 31, 2017 and 2016, we had no balance outstanding under our revolving credit facility. The revolving credit facility expires on July 27, 2018. At December 31, 2017 and 2016, the weighted average interest rate was 3.5% and 3.0%, respectively. At December 31, 2017, we were in compliance with our financial covenants. These covenants require that we meet certain parameters related to our tangible net worth and total liabilities to tangible net worth ratio. At December 31, 2017 our tangible net worth was $237.2 million, which meets the requirement of being at or above $125.0 million. Our total liabilities to tangible net worth ratio was 0.3 to 1.0, which meets the requirement of not being above 2 to 1.

35 10. Income Taxes The provision (benefit) for income taxes consists of the following: Years Ending December 31, 2017 2016 2015 (in thousands) Current $ 21,548 $ 25,790 $ 24,439 Deferred (1,554) 825 1,172 Total $ 19,994 $ 26,615 $ 25,611 The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate before the provision for income taxes. The reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows: Years Ending December 31, 2017 2016 2015 Federal statutory rate 35% 35% 35 % State income taxes, net of federal benefit 5% 5% 5 % Remeasurement of deferred taxes (6)% — % — % Domestic manufacturing deduction (3)% (3)% (3)% Excess tax benefits (3)% (3)% — % Other (1)% (1)% (1)% 27% 33% 36 % The Tax Cuts and Jobs Act (the "Act") was enacted on December 22, 2017. Major changes under the Act include the following: • Reducing the corporate rate to 21 percent • Doubling bonus depreciation to 100 percent for five years • Further limitations on executive compensation deductions • Eliminating the domestic manufacturing deduction As a result of these changes, the Company adjusted its deferred tax assets and liabilities existing at the date of enactment using the newly enacted rates for the periods when they are expected to be realized. This remeasurement resulted in a benefit to income taxes of $4.4 million. The new bonus depreciation provisions resulted in the Company taking $3.2 million of bonus depreciation in the fourth quarter of 2017. The Company sometimes has executive compensation that exceeds the $1.0 million limitation. Typically the limit is exceeded due to the volume of stock activity performed by the executive during the year. The Company cannot predict the performance of its stock or when executives may choose to initiate stock activity. As such, the Company is unable to quantify any impact of this tax law change but any compensation that does exceed this limitation in the future will be a permanent difference and cause an increase to our income tax provision. The Company also has historically taken the domestic manufacturing deduction. The Company will no longer receive the benefit of this deduction which typically has lowered our effective tax rate by 3.0% to 4.0%. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

36 The significant components of the Company’s deferred tax assets and liabilities are as follows: December 31, 2017 2016 (in thousands) Deferred income tax assets (liabilities): Accounts receivable and inventory reserves $ 318 $ 587 Warranty accrual 2,698 3,165 Other accruals 1,395 1,715 Share-based compensation 1,432 1,784 Donations 152 463 Other, net 698 738 Total deferred income tax assets 6,693 8,452 Property & equipment (14,670) (17,983) Total deferred income tax liabilities $ (14,670) $ (17,983) Net deferred income tax liabilities $ (7,977) $ (9,531) We file income tax returns in the U.S., state and foreign income tax returns jurisdictions. We are subject to U.S. examinations for tax years 2013 to present, and to non-U.S. income tax examinations for the tax years of 2013 to present. In addition, we are subject to state and local income tax examinations for tax years 2013 to present. The Company continues to evaluate its need to file returns in various state jurisdictions. Any interest or penalties would be recognized as a component of income tax expense. 11. Share-Based Compensation On May 22, 2007, our stockholders adopted a Long-Term Incentive Plan ("LTIP") which provided an additional 3.3 million shares that could be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance units and performance awards, in addition to the shares from the previous plan, the 1992 Plan. Since inception of the LTIP, non-qualified stock options and restricted stock awards have been granted with the same vesting schedule as the 1992 Plan. Under the LTIP, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant. On May 24, 2016, our stockholders adopted the 2016 Long-Term Incentive Plan ("2016 Plan") which provides for approximately 3.8 million shares, comprised of 3.4 million new shares provided for under the 2016 Plan and approximately 0.4 million shares that were available for issuance under the previous LTIP, that are now authorized for issuance under the 2016 Plan, that can be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance awards, dividend equivalent rights, and other awards. Under the 2016 Plan, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant. The 2016 Plan is administered by the Compensation Committee of the Board of Directors or such other committee of the Board of Directors as is designated by the Board of Directors (the "Committee"). Membership on the Committee is limited to independent directors. The Committee may delegate certain duties to one or more officers of the Company as provided in the 2016 Plan. The Committee determines the persons to whom awards are to be made, determines the type, size and terms of awards, interprets the 2016 Plan, establishes and revises rules and regulations relating to the 2016 Plan and makes any other determinations that it believes necessary for the administration of the 2016 Plan. The total pre-tax compensation cost related to unvested stock options not yet recognized as of December 31, 2017 is $8.3 million and is expected to be recognized over a weighted-average period of 2.29 years.

The following weighted average assumptions were used to determine the fair value of the stock options granted on the original grant date for expense recognition purposes for options granted during December 31, 2017, 2016 and 2015 using a Black Scholes-Merton Model:

	2017	2016	2015
Director and Officers:			
Expected dividend yield	$ 0.26	$ 0.22	$ 0.18
Expected volatility	30.81%	41.19%	44.14%
Risk-free interest rate	1.90%	2.00%	1.97%
Expected life (in years)	5.00	7.68	8.00
Employees:			
Expected dividend yield	$ 0.26	$ 0.25	$ 0.22
Expected volatility	30.67%	34.50%	42.71%
Risk-free interest rate	1.89%	1.73%	1.41%
Expected life (in years)	5.00	5.69	8.00

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of our stock over time periods equal to the expected life at grant date.

The following is a summary of stock options vested and exercisable as of December 31, 2017:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value
				(in thousands)
$4.54 - 22.76	424,130	4.36	$ 12.41	$ 10,303
$23.57 - 32.85	107,456	8.31	30.10	709
$32.90 - 37.30	25,725	9.19	34.07	68
Total	557,311	5.35	$ 16.82	$ 11,080

The following is a summary of stock options vested and exercisable as of December 31, 2016:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value
				(in thousands)
$4.54 - 20.92	338,308	4.75	$ 8.03	$ 8,465
$20.96 - 26.50	71,928	8.56	22.50	759
Total	410,236	5.42	$ 10.57	$ 9,224

37

The following is a summary of stock options vested and exercisable as of December 31, 2015:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life		Weighted Average Exercise Price		Intrinsic Value
						(in thousands)
$4.31 - 8.65	421,237	4.89	$	7.04	$	6,814
$8.70 - 22.76	27,134	7.82		15.31		215
Total	448,371	5.07	$	7.54	$	7,029

A summary of option activity under the plans is as follows:

Options	Shares		Weighted Average Exercise Price
Outstanding at December 31, 2016	1,450,704	$	21.33
Granted	410,960		34.46
Exercised	(189,415)		11.93
Forfeited or Expired	(105,140)		29.93
Outstanding at December 31, 2017	1,567,109	$	25.27
Exercisable at December 31, 2017	557,311	$	16.82

The total intrinsic value of options exercised during December 31, 2017, 2016 and 2015 was $4.5 million, $4.9 million and $7.4 million, respectively. The cash received from options exercised during December 31, 2017, 2016 and 2015 was $2.3 million, $2.1 million and $2.8 million, respectively. The impact of these cash receipts is included in financing activities in the accompanying Consolidated Statements of Cash Flows.

Since 2007, as part of the LTIP and since May 2016 as part of the 2016 Plan, the Compensation Committee of the Board of Directors has authorized and issued restricted stock awards to directors and certain key employees. Restricted stock awards granted to directors vest one-third each year. All other restricted stock awards vest at a rate of 20% per year. The fair value of restricted stock awards is based on the fair market value of AAON common stock on the respective grant dates, reduced for the present value of dividends.

These awards are recorded at their fair value on the date of grant and compensation cost is recorded using straight-line vesting over the service period. At December 31, 2017, unrecognized compensation cost related to unvested restricted stock awards was approximately $6.5 million which is expected to be recognized over a weighted average period of 1.85 years.

38

A summary of the unvested restricted stock awards is as follows:

Restricted stock	Shares	Weighted Average Grant date Fair Value
Unvested at December 31, 2016	408,162	$ 20.47
Granted	124,126	33.97
Vested	(170,434)	19.97
Forfeited	(20,054)	22.09
Unvested at December 31, 2017	341,800	$ 25.52

A summary of share-based compensation is as follows for the years ending December 31, 2017, 2016 and 2015:

	2017	2016	2015
Grant date fair value of awards during the period:		*(in thousands)*	
Options	$ 3,699	$ 6,102	$ 3,685
Restricted stock	4,217	3,147	2,985
Total	$ 7,916	$ 9,249	$ 6,670

	2017	2016	2015
Share-based compensation expense:		*(in thousands)*	
Options	$ 2,904	$ 1,681	$ 833
Restricted stock	3,554	2,676	2,058
Total	$ 6,458	$ 4,357	$ 2,891

	2017	2016	2015
Income tax benefit related to share-based compensation:		*(in thousands)*	
Options	$ 1,413	$ 1,610	$ 2,165
Restricted stock	1,051	458	280
Total	$ 2,464	$ 2,068	$ 2,445

12. Employee Benefits

Defined Contribution Plan - 401(k) - We sponsor a defined contribution plan (the "Plan"). Eligible employees may make contributions in accordance with the Plan and IRS guidelines. In addition to the traditional 401(k), eligible employees are given the option of making an after-tax contribution to a Roth 401(k) or a combination of both. The Plan provides for automatic enrollment and for an automatic increase to the deferral percentage at January 1st of each year and each year thereafter. Eligible employees are automatically enrolled in the Plan at a 6% deferral rate and currently contributing employees deferral rates will be increased to 6% unless their current rate is above 6% or the employee elects to decline the automatic enrollment or increase.

Effective October 1, 2013, the Plan was amended such that the Company contributed 3% of eligible payroll to the Plan for each employee and matched 100% up to 6% of employee contributions of eligible compensation. We contributed and continue to contribute in the form of cash and direct the investment to shares of AAON stock. Employees are 100% vested in salary deferral contributions and vest 20% per year at the end of years two through six of employment in employer matching contributions. The additional 3% Company contribution, a Safe-Harbor contribution, vested over two years.

39

Effective January 1, 2016, the Plan was amended such that the Company matches 175% up to 6% of employee contributions of eligible compensation. The Company no longer contributes 3% of eligible payroll to the Plan for each employee. The Company ceased paying administrative expenses for the Plan at which time administrative expenses are paid for by Plan participants. Additionally, Plan participant forfeitures are used to reduce the cost of the Company contributions.

For the years ended December 31, 2017, 2016 and 2015 we made contributions of $6.1 million, $5.9 million and $9.0 million, respectively. Administrative expenses were approximately $0, $40.0 thousand, and $0.1 million for the years ended 2017, 2016 and 2015, respectively.

Profit Sharing Bonus Plan - We maintain a discretionary profit sharing bonus plan under which approximately 10% of pre-tax profit is paid to eligible employees on a quarterly basis in order to reward employee productivity. Eligible employees are regular full-time employees who are actively employed and working on the first and last days of the calendar quarter and who were employed full-time for at least three full months prior to the beginning of the calendar quarter. Profit sharing expense was $8.4 million, $9.0 million and $8.0 million for the years ended December 31, 2017, 2016 and 2015, respectively.

13. Stockholders' Equity

Stock Repurchase - The Board has authorized three stock repurchase programs for the Company. The Company may purchase shares on the open market from time to time, up to a total of 5.7 million shares. The Board must authorize the timing and amount of these purchases. Effective May 24, 2016, the Board authorized up to $25.0 million in open market repurchases and on June 2, 2016, the Company executed a repurchase agreement in accordance with the rules and regulations of the SEC allowing the Company to repurchase an aggregate amount of $25.0 million or a total of approximately 2.0 million shares from the open market. The repurchase agreement expired on April 15, 2017. The Company also has a stock repurchase arrangement by which employee-participants in our 401(k) savings and investment plan are entitled to have shares in AAON, Inc. stock in their accounts sold to the Company. The maximum number of shares to be repurchased is contingent upon the number of shares sold by employee-participants. Lastly, the Company repurchases shares of AAON, Inc. stock from certain of its directors and employees for payment of statutory tax withholdings on stock transactions. A11 other repurchases from directors or employees are contingent upon Board approval. All repurchases are done at current market prices.

Our repurchase activity is as follows:

	2017			2016			2015		
Program	Shares	Total $	$ per share	Shares	Total $	$ per share	Shares	Total $	$ per share
Open market	8,676	$ 283,654	$32.69	165,598	$ 4,440,658	$26.82	1,037,590	$ 24,999,963	$24.09
401(k)	467,580	16,336,084	34.94	540,501	14,875,850	27.52	512,754	11,557,598	22.54
Directors and employees	45,878	1,614,425	35.19	30,072	823,446	27.38	25,746	585,413	22.74
Total	522,134	$ 18,234,163	$34.92	736,171	$ 20,139,954	$27.36	1,576,090	$ 37,142,974	$23.57

	Inception to Date		
Program	Shares	Total $	$ per share
Open market	3,843,495	$ 61,232,115	$15.93
401(k)	6,550,023	82,068,805	12.53
Directors and employees	1,919,510	17,278,033	9.00
Total	12,313,028	$160,578,953	$13.04

Dividends - At the discretion of the Board of Directors, we pay semi-annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi-annual dividend payment.

Our recent dividends are as follows:

40

41 Declaration Date Record Date Payment Date Dividend per Share May 19, 2015 June 12, 2015 July 1, 2015 $0.11 October 29, 2015 December 2, 2015 December 23, 2015 $0.11 May 24, 2016 June 10, 2016 July 1, 2016 $0.11 November 9, 2016 December 2, 2016 December 23, 2016 $0.13 May 16, 2017 June 9, 2017 July 7, 2017 $0.13 November 7, 2017 November 30, 2017 December 21, 2017 $0.13 We paid cash dividends of $13.7 million, $12.7 million and $11.9 million in 2017, 2016 and 2015, respectively. 14. Commitments and Contingencies We are subject to various claims and legal actions that arise in the ordinary course of business. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. We have concluded that the likelihood is remote that the ultimate resolution of any pending litigation or claims will be material or have a material adverse effect on the Company's business, financial position, results of operations or cash flows. We are occasionally party to short-term, cancellable and occasionally non-cancellable, fixed price contracts with major suppliers for the purchase of raw material and component parts. We expect to receive delivery of raw materials for use in our manufacturing operations. These contracts are not accounted for as derivative instruments because they meet the normal purchase and normal sales exemption. 15. New Accounting Pronouncements Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification. We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto. In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In August 2015, with the issuance of ASU 2015-14, the FASB amended the effective date for us to January 1, 2018. The following ASUs have been issued in 2016 along with ASU 2014-09 with the same effective dates and transition requirements: • ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which provides implementation guidance for Topic 606 on principal versus agent considerations. • ASU 2016-10, Identifying Performance Obligations and Licensing, which provides clarification for two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance. • ASU 2016-12, Revenue from Contracts with Customers, which further amends Topic 606. • ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which further amends Topic 606. The Company plans to adopt using the retrospective transition method. The Company believes the impact will not be material to the consolidated financial statements. The Company has reviewed all types of customer contracts and gone through the five step process outlined in ASU 2014-09 for each type of contract. The new five step process required by ASU 2014-09 provides results substantially consistent with our current revenue recognition policies. The Company has also evaluated the categories to use for the disaggregate revenue disclosures. The primary change upon adoption will be additional disclosures to show disaggregated revenue and further details around our revenue recognition process. Once we adopt ASU 2014-09, we do not anticipate that our internal control framework will materially change, but rather that existing internal controls will be modified and augmented, as necessary, to consider our new revenue recognition policy effective January 1, 2018.

42 In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which will address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The ASU becomes effective in the annual reporting period beginning after December 31, 2017, including interim reporting periods. We do not expect ASU 2016-01 will have a material effect on our consolidated financial statements and notes thereto. In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which addresses changes to the terms or condition of a share-based payment award. The ASU becomes effective in the annual reporting period beginning after December 15, 2017, including interim reporting periods. We do not expect ASU 2017-09 will have a material effect on our consolidated financial statements and notes thereto. 16. Earnings Per Share Basic net income per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share assumes the conversion of all potentially dilutive securities and is calculated by dividing net income by the sum of the weighted average number of shares of common stock outstanding plus all potentially dilutive securities. Dilutive common shares consist primarily of stock options and restricted stock awards. The following table sets forth the computation of basic and diluted earnings per share: 2017 2016 2015 Numerator: (in thousands, except share and per share data) Net income $ 54,498 $ 53,376 $ 45,728 Denominator: Basic weighted average shares 52,572,496 52,924,398 54,045,841 Effect of dilutive stock options and restricted stock 506,238 525,356 435,643 Diluted weighted average shares 53,078,734 53,449,754 54,481,484 Earnings per share: Basic $ 1.04 $ 1.01 $ 0.85 Dilutive $ 1.03 $ 1.00 $ 0.84 Anti-dilutive shares: Shares 785,825 469,603 146,548

43 17. Related Parties The Company purchases some supplies from an entity controlled by the Company's CEO. The Company sometimes makes sales to the CEO for parts. Additionally, the Company sells units to an entity owned by a member of the President's immediate family. This entity is also one of the Company's Representatives and as such, the Company makes payments to the entity for third party products. All related party transactions are made on standard Company terms. Following is a summary of transactions and balance with affiliates: Years Ending December 31, 2017 2016 2015 (in thousands) Sales to affiliates $ 1,579 $ 1,671 $ 1,532 Payments to affiliates 432 697 841 December 31, 2017 2016 (in thousands) Due from affiliates $ 9 $ 10 Due to affiliates — — 18. Subsequent Events On January 2, 2018, the Company granted 37,700 shares of restricted stock and 433,400 stock options to members of senior management. Additionally, on February 9, 2018, the Company granted 19,100 shares of restricted stock and 921,700 stock options to employees of the Company. 19. Quarterly Results (Unaudited) The following is a summary of the quarterly results of operations for the years ending December 31, 2017 and 2016: Quarter First Second Third Fourth (in thousands, except per share data) 2017 Net sales $ 86,078 $ 101,326 $ 113,668 $ 104,160 Gross profit 24,986 31,678 35,658 31,075 Net income 10,217 13,794 14,717 15,770 Earnings per share: Basic $ 0.19 $ 0.26 $ 0.28 $ 0.30 Diluted $ 0.19 $ 0.26 $ 0.28 $ 0.30 2016 Net sales $ 85,422 $ 102,319 $ 104,568 $ 91,668 Gross profit 25,731 32,747 33,092 26,510 Net income 11,551 14,725 15,682 11,420 Earnings per share: Basic $ 0.22 $ 0.28 $ 0.30 $ 0.22 Diluted $ 0.22 $ 0.27 $ 0.29 $ 0.21

44 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. Not Applicable. Item 9A. Controls and Procedures. (a) Evaluation of Disclosure Controls and Procedures At the end of the period covered by this Annual Report on Form 10-K, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer believe that: • Our disclosure controls and procedures are designed at a reasonable assurance threshold to ensure that information required to be disclosed by us in the reports we file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and • Our disclosure controls and procedures operate at a reasonable assurance threshold such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to our management, and made known to our Chief Executive Officer and Chief Financial Officer, particularly during the period when this Annual Report was prepared, as appropriate to allow timely decisions regarding the required disclosure. Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures and concluded that these controls and procedures were effective as of December 31, 2017. (b) Management's Annual Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. In making our assessment of internal control over financial reporting, management has used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 Internal Control— Integrated Framework. Based on our assessment, we believe that, as of December 31, 2017, our internal control over financial reporting is effective at the reasonable assurance level based on those criteria. The effectiveness of the Company's internal control over financial reporting as of December 31, 2017 has been audited by Grant Thornton LLP, our independent registered public accounting firm, as stated in their report which is included in this Item 9A of this report on Form 10-K. (c) Changes in Internal Control over Financial Reporting There have been no changes in internal control over financial reporting that occurred during the fourth quarter of 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

45 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders AAON, Inc. Opinion on internal control over financial reporting We have audited the internal control over financial reporting of AAON, Inc. (a Nevada corporation) and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in the 2013 Internal Control - Integrated Framework issued by COSO. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2017, and our report dated February 27, 2018, expressed an unqualified opinion on those financial statements. Basis for opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and limitations of internal control over financial reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ GRANT THORNTON LLP Tulsa, Oklahoma February 27, 2018

46 Item 9B. Other Information. None. PART III Item 10. Directors, Executive Officers and Corporate Governance. The information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of shareholders scheduled to be held on May 15, 2018. Code of Ethics We adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions, as well as other employees and directors. Our code of ethics can be found on our website at www.aaon.com. We will also provide any person without charge, upon request, a copy of such code of ethics. Requests may be directed to AAON, Inc., 2425 South Yukon Avenue, Tulsa, Oklahoma 74107, attention Scott M. Asbjornson, or by calling (918) 382-6204. Item 11. Executive Compensation. The information required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of shareholders scheduled to be held on May 15, 2018. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. The information required by Item 403 and Item 201(d) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 15, 2018. Item 13. Certain Relationships and Related Transactions, and Director Independence. The information required to be reported pursuant to Item 404 of Regulation S-K and paragraph (a) of Item 407 of Regulation S-K is incorporated by reference in our definitive proxy statement relating to our annual meeting of shareholders scheduled to be held May 15, 2018. Our Code of Conduct guides the Board of Directors in its actions and deliberations with respect to related party transactions. Under the Code, conflicts of interest, including any involving the directors or any Named Officers, are prohibited except under any guidelines approved by the Board of Directors. Only the Board of Directors may waive a provision of the Code of Conduct for a director or a Named Officer, and only then in compliance with all applicable laws, rules and regulations. We have not entered into any new material related party transactions and have no preexisting material related party transactions in 2017, 2016 or 2015. Item 14. Principal Accountant Fees and Services. This information is incorporated by reference in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 15, 2018.

47 PART IV Item 15. Exhibits and Financial Statement Schedules. (a) Financial statements. (1) The consolidated financial statements and the report of independent registered public accounting firm are included in Item 8 of this Form 10-K. (2) The consolidated financial statements other than those listed at item (a)(1) above have been omitted because they are not required under the related instructions or are not applicable. (3) The exhibits listed at item (b) below are filed as part of, or incorporated by reference into, this Form 10-K. (b) Exhibits: (3) (A) Amended and Restated Articles of Incorporation (ii) (B) Bylaws (i) (B-1) Amendments of Bylaws (iii) (4) (A) Third Restated Revolving Credit and Term Loan Agreement and related documents (iv) (A-1) Amendment Eleven to Third Restated Revolving Credit Loan Agreement (v) (10.1) AAON, Inc. 1992 Stock Option Plan, as amended (vii) (10.2) AAON, Inc. 2007 Long-Term Incentive Plan, as amended (viii) (10.3) AAON, Inc. 2016 Long-Term Incentive Plan (vi) (21) List of Subsidiaries (ix) (23) Consent of Grant Thornton LLP (31.1) Certification of CEO (31.2) Certification of CFO (32.1) Section 1350 Certification – CEO (32.2) Section 1350 Certification – CFO (101) (INS) XBRL Instance Document (101) (SCH) XBRL Taxonomy Extension Schema Document (101) (CAL) XBRL Taxonomy Extension Calculation Linkbase Document (101) (DEF) XBRL Taxonomy Extension Definition Linkbase Document (101) (LAB) XBRL Taxonomy Extension Label Linkbase Document (101) (PRE) XBRL Taxonomy Extension Presentation Linkbase Document (i) Incorporated herein by reference to the exhibits to our Form S-18 Registration Statement No. 33-18336-LA. (ii) Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. (iii) Incorporated herein by reference to our Forms 8-K dated March 10, 1997, May 27, 1998 and February 25, 1999, or exhibits thereto. (iv) Incorporated herein by reference to exhibit to our Form 8-K dated July 30, 2004. (v) Incorporated herein by reference to exhibit to our Form 8-K dated July 27, 2016. (vi) Incorporated herein by reference to our Form S-8 Registration Statement No. 333-212863 dated August 2, 2016.

48 (vii) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 1991, and to our Form S-8 Registration Statement No. 333-52824. (viii) Incorporated herein by reference to our Form S-8 Registration Statement No. 333-151915, Form S-8 Registration Statement No. 333-207737, and to our Form 8-K dated May 21, 2014. (ix) Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

49 SIGNATURES Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized. AAON, INC. Dated: February 27, 2018 By: /s/ Norman H. Asbjornson Norman H. Asbjornson, Chief Executive Officer Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Dated: February 27, 2018 /s/ Norman H. Asbjornson Norman H. Asbjornson Chief Executive Officer and Director (principal executive officer) Dated: February 27, 2018 /s/ Scott M. Asbjornson Scott M. Asbjornson Chief Financial Officer (principal financial officer) Dated: February 27, 2018 /s/ Rebecca A. Thompson Rebecca A. Thompson Chief Accounting Officer (principal accounting officer) Dated: February 27, 2018 /s/ Gary D. Fields Gary D. Fields President and Director Dated: February 27, 2018 /s/ Jack E. Short Jack E. Short Director Dated: February 27, 2018 /s/ Paul K. Lackey, Jr. Paul K. Lackey, Jr. Director Dated: February 27, 2018 /s/ A.H. McElroy II A.H. McElroy II Director Dated: February 27, 2018 /s/ Stephen O. LeClair Stephen O. LeClair Director Dated: February 27, 2018 /s/ Angela E. Kouplen Angela E. Kouplen Director Dated: February 27, 2018 /s/ Luke A. Bomer Luke A. Bomer Secretary

50 Exhibit 23 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM We have issued our reports dated February 27, 2018, with respect to the consolidated financial statements and internal control over financial reporting in the Annual Report of AAON, Inc. on Form 10-K for the year ended December 31, 2017. We consent to the incorporation by reference of said reports in the Registration Statements of AAON, Inc. on Forms S-8 (File No. 333-151915, File No. 333-207737, and File No. 333-212863). /s/ GRANT THORNTON LLP Tulsa, Oklahoma February 27, 2018

51 Exhibit 31.1 CERTIFICATION I, Norman H. Asbjornson, certify that: 1. I have reviewed this Annual Report on Form 10-K of AAON, Inc. 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; d) disclosed in this report any change in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions): a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Dated: February 27, 2018 /s/ Norman H. Asbjornson Norman H. Asbjornson Chief Executive Officer

52 Exhibit 31.2 CERTIFICATION I, Scott M. Asbjornson, certify that: 1. I have reviewed this Annual Report on Form 10-K of AAON, Inc. 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; d) disclosed in this report any change in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions): a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Dated: February 27, 2018 /s/ Scott M. Asbjornson Scott M. Asbjornson Chief Financial Officer

53 Exhibit 32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 In connection with the Annual Report of AAON, Inc. (the “Company”), on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Norman H. Asbjornson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations. Dated: February 27, 2018 /s/ Norman H. Asbjornson Norman H. Asbjornson Chief Executive Officer

54 Exhibit 32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 In connection with the Annual Report of AAON, Inc. (the “Company”), on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Scott M. Asbjornson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations. Dated: February 27, 2018 /s/ Scott M. Asbjornson Scott M. Asbjornson Chief Financial Officer

NORMAN H. ASBJORNSON has served as CEO and Chairman of the Board of the Company since 1988. Mr. Asbjornson also serves as the Chairman of the Board of AAON Coil Products, Inc. Mr. Asbjornson served as the President of AAON, Inc., from 1988 to 2016. Mr. Asbjornson has been in senior management positions in the HVAC industry for over 40 years. GARY D. FIELDS has served as President of the Company since 2016 and a director of the Company since 2015. Mr. Fields been involved in the HVAC industry for over 35 years. From 1983 to 2012, he was an HVAC equipment sales representative at and, from 2002 to 2012, a member of the ownership group of Texas AirSystems, the largest independent HVAC equipment and solutions provider in the state of Texas. SCOTT M. ASBJORNSON has served as Vice President, Finance, and CFO of the Company since 2012. Mr. Asbjornson joined the Company in 1990 and is the son of the Company’s CEO, Norman H. Asbjornson. Mr. Asbjornson has an MBA and has held various leadership positions with the Company, including Vice President (2007-2010) and President (2010-2012) of AAON Coil Products, Inc. He also serves as Vice President, Finance, and CFO of AAON, Inc. REBECCA A. THOMPSON has served as Chief Accounting Officer and Treasurer of the Company since 2017, and Chief Accounting Officer of the Company since 2012. Ms. Thompson previously served as a Senior Manager at Grant Thornton, LLP where she had 11 years of experience in the assurance division. Ms. Thompson is a licensed certified public accountant. MIKEL D. CREWS has served as Vice President, Operations since 2017. Mr. Crews has served as Director of Material and Operations since 2015, Manager of Operations from 1991 to 2015, and in various operational, production and inventory management roles since the Company’s inception. Mr. Crews has been in leadership positions in the HVAC industry for over 40 years. Transfer Agent and Registrar Progressive Transfer Company 1981 East Murray-Holladay Road, Suite 200, Salt Lake City, Utah 84117 Auditors Grant Thornton LLP 2431 East 61st Street, Suite 500 Tulsa, Oklahoma 74136 General Counsel Johnson & Jones, P.C. Two Warren Place 6120 South Yale Avenue, Suite 500 Tulsa, Oklahoma 74136 Investor Relations Jerry Levine 105 Creek Side Road, Mt. Kisco, New York 10549, Ph: 914-244-0292, Fax: 914-244-0295, jrladvisor@yahoo.com Executive Offices 2425 South Yukon Avenue Tulsa, Oklahoma 74107 Common Stock NASDAQ-AAON Company Officers

NORMAN H. ASBJORNSON CEO/Chairman of the Board Gary D. Fields President/Director JACK E. SHORT has served as a director the Company since July 2004 and is the Chairman of the Audit Committee. Mr. Short was employed by Price Waterhouse Coopers for 29 years and retired as the managing partner of the Oklahoma practice in 2001. A.H. MCELROY, II has served as a director of the Company since 2007 and is Chairman of the Compensation Committee. From 1997 to present, Mr. McElroy has served as President and CEO of McElroy Manufacturing, Inc., a manufacturer of fusion equipment and fintube machines. PAUL K. LACKEY, JR. has served as a director of the Company since 2007 and is Chairman of the Governance Committee. Between April 2002 and October 2005 Mr. Lackey served as CEO and President of The NORDAM Group, a privately held aerospace company. Between October 2005 and December 2008 Mr. Lackey served as the Chairman and CEO of The NORDAM Group. Between January 2009 and December 2011 Mr. Lackey served as the Executive Chairman of the Board of The NORDAM Group. Since January 2012, Mr. Lackey has served as the Chairman of the Board of The NORDAM Group. ANGELA E. KOUPLEN was elected as a director of the Company in 2016. Ms. Kouplen has over 20 years of experience at multiple energy companies, with an emphasis on information technology, contract management, sourcing/vendor relations, human resource management, strategy and governance. From 2012 through 2014, Ms. Kouplen served as Director - Talent Acquisition and Leadership, and from 2015 to 2016, Ms. Kouplen served as Vice President - Information Technology of WPX Energy. Since 2016, Ms. Kouplen has served as Vice President of Administration and Chief Information Officer of WPX Energy. Stephen O. LeClair was elected as a director of the Company in 2017. Mr. LeClair has 25 years of experience in various executive, manufacturing, finance, sales and operational positions. Mr. LeClair currently serves as CEO of Core & Main (formerly HD Supply Waterworks) a position he has held since 2017, and in such role is responsible for leading the nation’s largest distributor of water, sewer, storm and fire protection products. Prior to his current role, he served as President of HD Supply Waterworks from 2011 to 2017, Chief Operating Officer of HD Supply Waterworks from 2008 to 2011, and President of HD Supply Lumber and Building Materials from April 2007 until its divestiture to ProBuild Holdings in 2008. Mr. LeClair joined HD Supply in 2005 as Senior Director of Operations. Board of Directors Back row (from left to right): A.H. McElroy, II, Paul K. Lackey, Angela E. Kouplen, Stephen O. LeClair Front row (from left to right): Gary D. Fields, Norman H. Asbjornson, Jack. E. Short

Angel Acedo Mirian Acosta Ma Acosta De Aguayo Andres Acosta-Lujan Raquel Acuna Segura Enriqueta Adame Gary Adams Paul Adams Rebecca Adams Ryan Adams Derrick Adams Maria Aguayo Leonard Aguilar, Jr. Arleen Aizawa Saif Al Bahlani Daniel Alagdon Julisa Alcala James Alexander Marquis Alexander Shannon Alford Nader Al-Hashmi Paul Allegrezza Sonia Alter Espina Israel Alter Granado Billy Alverson, Iii Emilia Amezcua Sarah Andersen Cordarius Anderson Nick Anderson Wesley Anselme Mark Anthony Patrick Anthony* William Appeldorn Alexander Aquino Joe Aquino Luz Aquino Clyde Archer Jesus Arellanes Ramirez Fidel Argumedo Rangel Jose Argumedo Ruiz Vincent Argyle Holly Arizola Joshua Armas Thomas Armer Jr. Jarrod Armstrong* Maria Arredondo Gerardo Arreguin Gerardo Arroyo Rogelio Arteaga Norman Asbjornson Scott Asbjornson John Ashley, Jr. David L. Ashlock David R. Ashlock Gary Ashmore Matthew Austin Steven Auten Joseph Avila Kelton Axtell Orlando Ayala Kristin Aylett Nora Backus Richard Backus, III Jacob Baier Jewel Bailey Dwight Baker Tony Baker John Baldwin Luke Baldwin Sherry Ballard Dennis Balthazar Claudia Banda Myles Barber Phillip Barker Gregory Barker, Jr. Justin Barlett James Barnes, III David Barnett Ana Barragan De Alteneh Nereyda Barrios De Perez Teresa Barron Francisco Bartolo Gaona Sherry Bates James Baugh Stuart Baugh Avery Beavers Timothy Beck Lionel Beckman Shawntrelle Bell Jason Bell Ruben Bellido Ferrer Quentin Benke Francis Bennett, Jr. Bonnie Benson Jared Benton Ida Bermudez Wilmer Bernales Armella David Berry Sergio Beserra David Bethune Carl Beyer Brandie Biffle Daniel Bigby Kenneth Bigham Jr. Amie Bishop* Vickie Black Ethan Blackman Brian Blackmon Kennon Blackshire Corey Bledsoe David Blevins Devon Blood Nicholas Bobbitt Lam Boi Lhing Boi Khawm Boih Nuam Boih Joshua Boney Michael Boney Mario Bonilla Marroquin Roger Borja Barreiro Cassandra Botello Rosendo Botello Eugene Bowman Kyle Bowman John Boyd Justin Boyd Robert Boyd Sharmaine Boyd LaToya Boyd Anthony Boyd, Jr. Marc Bradbury Corey Braker Alan Brock Dustin Brod Winston Broseke Orville Brower David Brown Brandon Brown Phyllis Brown Donald Brown Smittick James Brown, IV Johnny Brown, Jr. Christopher Bryant Minh Bui Jason Bunnell Joshua Burgess Scott Burgess Trevor Burke Jermaine Burkhalter Latisha Burkhalter* Monica Burns Danielle Burrow Thomas Burrow Clifton Burrus Wayne Bush Penny Bush Verenice Bustos James Butler Rosa Butler Kedric Butler Angel Cabrera Janibal Cabudoy Alejandro Cadena Marbella Cadena Maribel Cadenas Cleveland Cage, Jr. Steven Cagle Margarito Calderon* Sandra Caldwell Jorge Calixto Edward Calloway Lazaro Cama Maria Camacho Claudia Campa-Orozco Chanquise Campbell David Campbell Spencer Campbell Luis Campuzano Odess Camren Jacob Cantrel Billy Carder Drew Cardoza Todd Carner Lisa Carriero Vickie Carrington Vincent Carson Ronald Carson John Carter Terence Carter Larry Carter, Jr. Cristobal Carvajal Colorado Yvonne Case Beatriz Casiano Jorge Castellanos Stephanie Cates Lewis Caudill Brian Cavner Hector Cazares Francisco Cervantes Francisco Cervantes, Jr. Justo Chagoya Guadalupe Chairez-Galan Larry Chalk Zo Chama Ricky Chambliss Donnie Chandler, Jr. Patrick Chapman James Chasengnou Aleex Chatkehoodle Christella Chavez Edgar Chavez Gregory Chavez Zully Chavez Mani Chettipalli Shelly Chisnall Eddie Choates Terrance Choice Jr. Mau Ciin Kham Cin Lang Cin Lian Cin Luan Cin Pau Cin Paul Cin Suan Cin Tuang Cin Vung Cin Vungh Cin Cing Cing Dim K. Cing Dim L. Cing Hau Cing Lian Cing Lun Cing Man H. Cing Man L. Cing Nang Cing Neel Cing Nem G. Cing Nem K. Cing Ngai Cing Niang Cing Ning Cing San Cing San Cing Thang Cing Zen Cing Zen N. Cing Theresa Cing Kok Manuela Cisneros Moreno Justin Claiborne George Clark Christi Clark Samuel Clark Jr. Juan Clemente Valladares Devonta Coats Mark Cobb Adriana Cobos Kenneth Cochran Troy Cockrum Christine Coester Doreisha Colbert Earnest Colbert, III Robert Cole* Michael Cole Joel Coleman Donnie Coleman Jr. Adrian Collins Jimmy Collins Shaquna Collins Walters Ronald Collins, Jr. Tim Collinsworth Jeffery Columbia Aaron Columbus Harold Compton Andrew Conard Bobby Conditt Nicholas Conger Dale Conkwright Jude Connolly Mark Cook Davatric Cooks Michael Coolidge Scott Coon Donna Coonfield James Cooper Pamela Cooper Gregory Cooper Gregory Cope Mariana Cordova Pablo Cordova Cordova Jeremy Cornelius Roberto Corona Genoveva Corona De Rivera Miguel Cortez Rosa Cortez Michael Cortez Billy Cox Enoch Cox Adrian Crabtree Kathleen Crabtree Stephan Crabtree Richard Craite Steven Crase Quincy Crawford Courtney Crayne Jacob Crayne Gracious Creer Mikel Crews Timothy Cross Darrell Crow Sarah Crowley Chris Cummings Robert Cummings Tyree Currin Kevin Cyrus Zawng Dai Cing Dal Gin Dal Go Dal Neng Dal Thang Dal Henley Dang Justin Daniels John Daniels Clyde Daniels Jr. Jenifur Davidson Cameron Davis Darryl Davis Gregory Davis Jerry Davis Matthew Davis Richard Davis Samuel Davis Terrance Davis Angela Davis Carl Davis Carolyn Davis Dustin Davis THE ONGOING SUCCESS OF OUR COMPANY CAN BE DIRECTLY ATTRIBUTED TO OUR EMPLOYEES Company Employees

Lacoby Davis Billy Davis, Jr. Daniel De Casas Yoana De La Torre Danyale DeArion David Deason Seth Decoux Ismael DeLapaz Matias DeLapena Jr. Doreen DeLeo Juana DeLobo Ariel DeLuna Raquel DeLuna Barry Dennis M Dennis Michael Dennis Joseph Denton Donald Deramus, Jr. Matthew Deshazer Stephen Deshazer Audencia Devilla Roy Deville Jonathan Diaz Elizabeth Diaz De Moreno Casey Dickens Ciang Dim Cing Dim Hau Dim* Lian Dim Man Dim Vung Dim Johan Dina Cong Dinh Tien Dinh Zam Do Daniel Doering Sol Dominguez Nem Don Tiffany Donald Cin Dong Mksing Dopmul Nang Dopmul Niangnuam Dopmul Thangminlian Dopmul Devin Dornan Ashley Dorris John Dovitski III Thomas Dreadfulwater Seneca Drennan Michelle Drew Daniel Drucker Esmeralda Duarte Cathryn Dubbs Kenneth Dueck Robert Dugan Theresa Dugan Linda Dunec Guy Dunn Justin Dunn Llewellyn Dupree Fernando Duran Miguel Ralph Durbin Randy Dwiggins Wendell Easiley William Easley Gretchen Edmondson Gabriel Edwards Jaderek Elam Corrie Elder Kimbra Ellison Brandi Ellison Brent Elsheimer Austin Embry Matthew Emery-Giuffre Kham En Thang Tinisha English Carlos Escobar Kanan Dwight Eskew Norberto Esparza-Torres Joan Espina Matheus Gilda Etumudor James Evans Rozell Evans Shannon Evans Tyler Evans Joshua Everett Chad Evers Kyle Evitt Kurtis Ewing Jesse Ewton Aracely Faglie Shawn Fairley Blake Faluotico Jessica Faria Portillo Austin Farley Amy Fehnel* Fabiola Fernandez Catalina Fernandez Carlos Ferrebus Rivas Roberto Ferrebuz Rivas David Ferrell, II Alfred Fetterhoff, Jr. Gary Fields Tina Fields Thomas Fierros Christian Figueroa Mauras Andrew Finch Jessica Finkbiner Anthony Fisher Bruce Fisher Rickey Fisher Isaac Flaherty Efigenia Flores Carolina Flores Elisa Flores Laura Flores Gabriel Flores-Bernal Brandon Floyd Jon Floyd Ruby Floyd Mark Fly Ryan Focht Rebecca Ford Sheila Forrest Alex Foster Christopher Foster Frederick Foster Ramon Fourshey Nicholas Fowler Loretta Fowlkes Kenneth Foyil Michael Francis Ruben Franco Gomez Phillip Frank Warren Franklin Koltyn Franks Revonda Franks Brenda Freeman John Freeman, Jr Jose Fregoso Angel Frias Brandon Frick Barry Friend Wade Fuller Kaylon Fuller Rony Gadiwalla Bryant Gahagan Curtiss Gaines Ernesto Gallardo Jorge Galvan Daniel Gann Aleyda Gaona De Martinez Angel Garcia David Garcia Roger Garcia Jose Garcia Isidro Garcia Arriaga Alvaro Garcia Bartra Teresita Garcia Diaz Roger Garcia Tapia Michael Garland, Jr. Viviana Gaspar Serrano Donald Gay Gregory Gentry Marlana Gentry Gerald Gentry Anthony George James George Petr Getmanenko Gabriel Giachino Brian Gibbons Mitch Gibson* Doyle Gibson, Jr. Jeffery Gill Kyranna Gilstrap D'Marcus Gilstrap Thomas Gin Kendra Gladson Lincoln Goff Jose Gomez Reiquel Gomez Maria Gomez Maria Gomez Medina Jafet Gomez Ortiz Alicia Gonerway Marisela Gonzalez Eunice Gonzalez Imelda Gonzalez Raul Gonzalez Abrum Gonzalez Alter Mejhel Gonzalez Alter Lidia Gonzalez Rivera Delfin Gonzalez Villamizar Michael Goodroad Barry Goodson Marleitta Grammer Buenaventura Granados- Rubios Mekion Grant* April Graugnard Pearlie Graves Michael Gray Michael Grayson David Green Ron Griffith Ronald Grimes Jackie Grubb Rachel Grundmann Paul Grundy, II Eneida Guerrero Luis Guevara Maria Guevara Rodolfo Guevara Carolina Guillen Ronald Guinn Vernice Guinn Nathaniel Gunn Rickey Gunter Eugene Guy Georgina Guzman Chau Ha Ngam Hak Rebecca Hale Marcia Haley Joshua Halfpap Dennis Hall Jack Hall Kelly Hall Stephen Hall Summar Hall Mark Hall Dale Hall, III Zachary Halsey Daniel Halterman Cody Haltom Jessica Haltom Scott Hamilton Sam Hammoud Mung Hang Paun Hang Thang Hang Chin Haokip Lhun Haokip Derek Harbin, Sr. Tyler Hardy Scott Harjo Bruce Harman, II Natasha Harris Stacey Harris Donald Harris Lynnetta Harrold Daniel Hart Robi Hartmann Amanda Hartsell Heather Haskins Cin Hau Cing Hau Kam Hau Thang Hau Neng Hau Lian Paul Havens Billy Hawley, Jr. Jacqueline Haynes Jeremiah Haynes Tonya Haywood Andrea Heidt Daniel Henderson Eric Henderson Chakiris Henderson Sheila Henderson Tyshanna Hendricks Kenneth Henry Justin Henshaw Kevin Henson Jalen Henson Angela Hernandez Armando Hernandez Corcina Hernandez Luis Hernandez Mariano Hernandez Jose Hernandez Esquer Gabino Hernandez Martinez Paola Herrera Real Mark Heston Valantine Hetiback Eddie Hewitt Michael Hickman Ronald Hicks Brenda Higgins Larry Highfield Pamela Hightower Katherine Hill Tinida Hill Virginia Hill Jamarious Hill Davy Hill, Jr. D'Anna Hilton Steven Hinds Lamont Hines Juan Hinojosa Tyson Hinther Wes Hiott* Ronald Hishaw, Jr. Min Hla Thang Hmung Tuang Hnin Blake Hobbs Jacob Hobbs Nataly Hobbs Taquisa Hodnett-Smith Katherine Hofmann Lee Holden, Jr. Debra Holman Brock Holmes Lawrence Honel Anastasia Honn Stephen Hoover Stanley Horton* De'Raymond Horton Nu Hou Sandra House David Howard Benedict Howell James Howell, II Saw Htoo Cing Huai Muan Huai Nuam Huai

Lydia Hudson Jared Hughes Fiona Humphrey Jerad Humphrey Larry Humphrey Michael Humphrey Khan Hung Crystal Hunter Andrew Hurd Ronald Hutchcraft Gary Hutchins Vernon Hutchinson Cindi Hutton Dedra Ibanez Alejandro Ibarra Mederos Alexander Ignatenkov Samuel Ingram Durell Ingram, Jr. Jacob Isham Christina Itosy Melissa Ivy Khai Ja Khup Jeff Jackson Michael Jackson Belinda Jackson Deric Jackson Jeremy Jackson Randall Jackson Terrance Jackson Jose Jamaica Ethan Jamison Frances Jaramillo Esther Jasuan Wade Jenkins Frederick Jimmerson Sarah Jindra Chaitanya Johar Alberta Johnson Brian Johnson Christopher Johnson Jeffrey Johnson Joseph Johnson Kejuan Johnson Richard Johnson Thomas Johnson Brady Johnson Jeremy Johnson Johnny Johnson Lester Johnson Marqal Johnson Marvin Johnson William Johnson, Jr. Arthur Jones Christie Jones Connie Jones Danny Jones David Jones Garon Jones Jeremy Jones Michael Jones Raymon Jones Remia Jones Richard Jones Timothy Jones Miessha Jones* Shannon Jones Shirley Jones Ronald Jordan Sean Jordan Keyonnah Joshua Eduardo Juarez Pirona Eduarmig Juarez Pirona Leandro Jumelles Nunez Carl Justice Ha Ka Ha Zam Kai Garrett Kaiser Hau Kam Mang Kam Ngin Kam Brian Kammers Dal K. Kap Dal S. Kap Thang K. Kap Thang S. Kap Sian Kap Lian Brian Kastl Eryn Kavanaugh Tristan Kavanaugh Lia Kaw Tuang Kawi Nenglian Kawngte Brandon Kelley Aaron Kelly Kenneth Kelly, Jr Gregg Kennedy Keith Kennedy Lynn Kennedy Eric Kenny Dal Khai David Khai* Dim Khai En Khai Go Khai Hang Khai John Khai Kham K. Khai Kham L. Khai Laang Khai Mang Khai Ngin Khai Ngin Khai Pau Kim Khai Pau S. Khai Paul Khai Peter Khai Thang H. Khai Thang K. Khai Thang S. Khai Thang Sian Khai Thawng Khai Tuan Khai Tun Khai Zaam Khai Zam Khai Zomi Thura Khaing Dongh Kham Go C. Kham Go Z. Kham Mung Kham Ngun Kham Pau D. Kham Pau Khan Kham Pau Khen Kham Thang Khat Cing Khawn Cing Khek Kam Khen Niang Khoi Dai Khual Kam Khual Pau Khual Thang Khual Thang L. Khual Thang S. Khual Thang Sian Khual Thawng Khual Dai Khup Kap K. Khup Kap S. Khup Lang Khup Lian Khup Mang Khup Nang Khup Ngin Khup Pau Khup Pau Khup Peter Khup Thang Khup Thang Khup Thang Khup Alan Kilgore Andrew Kilgore Rodney Kilgore Ciin San Kim Ciin San Kim Cing Kim Ed Kim Hau Kim Mang Kim Nang Kim Nem Kim* Ning Kim Pa Kim Peter Kim Sian Kim Thang Kim Thang Z. Kim Zam Kim Jimmy Kimbley Joe Kincade Martin Kindle Clinton King Cody King Joseph King Lori King Russell King Korby Kinkade Roger Kinkade, Jr. Mangneo Kipgen Ian Kirk Alan Kizer Spencer Kizer Zakary Kizer Robert Knebel Buddy Kons Cynthia Kosechata James Koss Robert Krafjack Larry Kreps Fred Kruger Mikhail Krupenya Mang Kuak Adam Kubicki Cassy Kuykendall Nicholas Kuykendall Phillip Lafond Erika Lagunas Giang Lai Sophia Laird Dau Lakum Kap Lal Lun Lal Gin Lam Langh Lam Mung Lam Lami Lam Tung Jasper Landon Myoshia Landrum Roady Landtiser Deborah Lane Elijah Lang Gin Lang Kap D. Lang Kap S. Lang Pum Lang Hau Langh Kap Langh Thang Langh Cheto Lara Martin Larsen Shannon Lasater Jennifer Law Man Lawh John Lawley Steve Lawrence, Jr Jeffrey Lawson Stephen Lawson Gabrielle Laymon Walter Lazcano Lai Le Pete Ledbetter Allen Lee Christopher Lee David Lee Jackie Lee Matthew Leeper Ariel Leff Gregory Leffler Thomas Lennon Candace Lewis Dante Lewis Justlean Lewis Tanesha Lewis Treasure Lewis Cynthia Leyva Vah Lhing Awi Lian Bawi Lian Cin Lian Cing Lian Dal Lian David Lian Dim Lian Do Lian Dong Lian Gin K. Lian Gin T. Lian Gin Z. Lian Go Lian Huai Lian Joseph Lian Kham Lian Lal Lian Man Lian Nang Lian Niang Lian Pau Dal Lian Pau Deih Lian Pau M. Lian Pau N. Lian Pau Sian Lian Pau Suan Lian Pausian Lian Sing Lian Suang Lian Thang Kap Lian Thang Khen Lian Thang N. Lian Thang S. Lian Thang T. Lian Vi Lian Vum Lian Lal Liana Sawm Liana Feuquan Lilly Ping Lin Thomas Lincoln William Lindsay Tristan Lindsey Keith Linker Edward Littrell-Coleman Olena Lobova Jonathan Lockmiller Kevin Lockridge Matthew Loewen James Londono Coro Kristin Long Ricky Long* Victor Long Billy Long Angel Lopez Fabiana Lopez Margarito Lopez Thomas Lopez Teri Lopez Eduardo Lopez Olivares Jose Lopez Olivares Josybel Lopez Olivares Mark Lotakoon Jason Lovett Edgar Lozano Scott Ludgate Jarrod Ludlow

Quannah Ludlow Evelyn Lugo-Ortiz Lorena Lujan Dawn Luke Cing N. Lun Cing S. Lun Dieh Lun Dim Lun Ngo Lun Niang Ngaih Lun Niang Ngaih Lun Niang S. Lun Van Lun Vung Lun Vuum Lun Thang Luong Thi Luu Jacob Luzier Kelly Lybarger Keith Mackey Colton Macy Larry Madalone, II Jorge Madrigal Tam Mai Quinisha Malcolm Edward Maldonado-Mazariegos Nikki Malone Jeffrey Maly Cing L. Man Cing S. Man Nang Man Maria Mancilla Awi Mang Chin Mang Dai Mang Dal Mang Do Mang En Mang Gin Mang Hau Mang Hau Sian Mang Kam Mang Khai Mang Kham Mang Kham T. Mang Khan Mang Lagh Mang Lian Mang Lian N. Mang Lian S. Mang Linus Mang Ngin Mang Niang Mang Ning Mang Sui Mang Thang Mang Thawng Mang Vung Mang Zam Mang Zen Mang Thang Manga Kevyn Manning Barbara Manns William Markwardt Maria Marquez De-Gilbreath Mariana Marquez Marquez Ana Marroquin Errol Marshall Cynthia Marshall Jonathan Marshall Michael Martin William Martin Amanda Martinez Obdulia Martinez Hector Martinez Molina Yesenia Martinez Vazquez Florentino Martin-Romo Thomas Masengale, Jr. James Mason Beverley Mason Sheridan Mason Sandra Mata Elvin Mathis Ashley Matthews Donald Matthews Charles Mattocks, IV Patricia Mauch Ron Mauch Patricia Maximo Leonard Maxwell Shane Mayhugh Courtney Mcafee Tina Mcbeath Robert Mcbowman Mykea Mccalister Kavonte McCall Ian Mccarty Kristopher Mcclain Francis McClain Robert Mccleary Dirk Mcclellan Walter McClusky Michael Mcconnell Roy Mcconnell Debra McCowan Wesley McCowan Jr. Michael McCuin Kathy McCulloch* Loyd Mcdaniel Randall Mcdaniel Billy McDaniel Misti Mcdaris Michael McDevitt James McElroy Nicholas McElroy Clayton McFall Marcus McFarling Ronnie Joe McGee Ronnie Joe McGee Larry McGee John McIntyre Daniel Mckee Donna McKinney Jadarrik McLemore Georgie McNac Gina Means Jon Medeiros Jesus Mendez Silvestre Mendez Gonzales Antonio Mendoza Johnny Merrell, Jr. Nicholas Meryhew Yunior Mesa Vieyto Steven Metcalf Jesus Meza Petit Jose Meza Urdaneta Carmen Milam Ranulfa Milian Chris Miller Courtney Mitchell Dallas Mitchell Phillip Mitchell Volta Mitchell* Wayne Mitchell Jay Modisette Ricardo Mojica Biasney Mojica Castaneda Josue Mojica Torres Rafael Monarres Alexis Monasterio Aguilera Dinora Monroy De Diaz Iris Montanez Pedro Montanez Johnny Montoya Felicia Moon Cordell Moore Herbert Moore Mario Moore Mark Moore Phillip Moore Tiffany Moore Tony Moore Alfonso Moran Tony Morehead Edward Moreland Manuel Moreno Luke Morey Christopher Morgan Deon Morgan John Morgan Matthew Morgan Randy Morris Reginald Morris Michael Moses Bernard Moss Phillip Moss, Jr. Clayton Mote Pasian Muan Cing Muang Do Muang Mua Muang Vum Muang Delcimar Mujica Mendez Arna Mukherjee* Eric Mulliniks Thang L. Mun Thang S. Mun Cin D. Mung Cin K. Mung Cin S. Mung Cin T. Mung Daii Mung Dal Mung En Mung Gindal Mung Hau Suan Mung Hero Mung James Mung Kai Mung Kam Mung Khual K. Mung Khual S. Mung Khup Mung Lang G. Mung Lang K. Mung Nang Mung Ngin Mung Ngo Mung Pau K. Mung Pau S. Mung Song Mung Suan G. Mung Suan S. Mung Thang D. Mung Thang K. Mung Thang L. Mung Thang S. Mung Tual Mung Vum Mung Vungh Mung Gabriel Muniz Gonzalez Jesus Munoz William Murrell John Mutanda Kelvin Mwaniki Saw Naing Diego Najera Aini Namelo Wilfy Namelo Ah Nan Michael Nance Lawrence Nang Sing Nang Thawng Nang Thomas Nang Darin Narboe Thang Naulak Maria Nava Jose Nava Abel Navejas Clayton Neal Samuel Neale Natalie Neilson* Niang Nel Nathaniel Nelson Sian Nem Dei Neng Cing Ngai Mang Ngaih Nuam Ngin Zam Ngin En Ngo Pau Ngo Duong Nguyen Hung Nguyen Huu Nguyen Manh Nguyen Noi Nguyen Phuoc Nguyen Thanh Nguyen Cing Ni Cin Niang Cing Niang Cing Niang Dim Niang Dim Niang Dim Niang En Niang Esther Niang Gin Niang Go Niang Hau Niang Kap Niang Khem Niang Kim Niang Lam Niang Nem Niang Ning Niang Piang Niang Pum Niang Tual Niang Vung Niang Zel Niang Jacob Nichols Kierra Nichols Thang Ning Zam Ning Cing No Thang No Ashley Nobile Nuam Noo Christopher Norfleet Willie Norfleet Eric Norris Tumai Npawt Esther Nu Lian Nu Ciin L. Nuam Ciin N. Nuam Cing Nuam Ning Nuam Thang Nuam Theresa Nuam Zen Nuam Michael O'Brien Michael Odom Alexander Ofosu Rickey Ogans Wyatt Ogle Cedric Oliver Kennie Oliver Nyha Oliver Anthony Oliveras Eric Olson David On Tuang Judy Orms Leticia Orona Margarita Orona Jesus Ortiz Borjas Jessica Ortiz Estrada David Osborne Ofelia Osuna Jennifer Overmeyer Devin Overstreet

Johnny Owens Miguel Pabon Gerard Pacheco Luis Pacheco Hugo Padilla Mark Page Brandon Paige Jordy Paredes Billy Parker Robert Parker Chavaughna Parker Jason Pate Paul Patterson Ciang Pau Cin L. Pau Cin N. Pau Dai Pau Dal K. Pau Dal Z. Pau En Pau Gin S. Pau Gin Suan Pau Kam Pau Khawm Pau Lang Pau Mung Pau Nang Pau Neng H. Pau Neng K. Pau Pum Pau Thang Pau Tual Pau Zam K. Pau Zam L. Pau Nan Paw Rebecca Payne Mani Pazhanathadalam Carldell Pearson Herlip Pell Maria Pena Ronald Penny, Jr. Ira Penrod Brenda Pentecost Shamata Pentecost Vladimir Penyaz Cesar Perez Daniel Perez* Sergio Perez Joe Perez Hector Perez Arias Pedro Perez Paez Kimberly Persons Conal Persun Montell Pete Ladrue Peters Rowdy Peterson Daniel Peurifoy Kinh Pham Linh Pham Adriana Phillips Alexander Phillips Brandon Phillips Shannon Phillips Nathaniel Phillips Rodney Phillips, Jr. Alexander Phomprida Hau Pi Helen Pi Niang Pi Peter Pi Thang Pi Thomas Pi Tuang Pi Tuang Pi Tun Pi Goh Piang Khup Piang Thang K. Piang Thang Lamp Piang Van Piang Lian Piang Christopher Pickens Mayra Pina Jose Pineda Clifford Pitchford Michael Plummer Osiel Poblete Bartolo Susanne Poindexter Shelbey Poindexter Basant Pokhrel Renu Pokhrel Jesus Ponce Mark Pool Walter Pope, III Rudy Powell Greg Powers Jeffery Powers Michael Poynter Jose Prado Kenneth Prentice, Jr. Eric Prickett Lee Prince Khai Pu Khai Pu Kham Pu Mang Pu Muang Pu Peter Pu Tuang Pu Alma Puga Khai Pui Thang Pui Kam Pum Thang Puno Darrell Purser Francis Rachu Vickinson Rachu Eric Racine Audrey Rakes Holly Ralston Philip Ramaly Jesus Ramirez Jesus Ramirez Keli Ramirez William Ramirez Yosselin Ramirez Aguilar Natalya Ramirez Marchiran Felix Ramirez Solano German Ramos Alonso Heidi Ramzel Aaron Randall Robert Ratliff Tommy Ratliff Kyle Ratzlaff Terry Ratzloff Curtis Rayon Keianya Rayson* Thomas Read Diego Rebollar-Marin Peggy Redden Christophe Reed James Reed Montie Reed Freeman Reed, Jr. DeVondrick Reese Amanda Reeves Margaret Reeves Byron Reeves Fedora Regus Stepan Regus Alberto Rendon Parra Rodolfo Renteria Svyatoslav Reshetov Pablo Reyes Paulina Reyes Agustin Reyes, Jr. Daichi Reyna Thomas Reynolds Daniel Rhoades Bryan Richardson David Richardson, Jr. Robert Riddell Angela Rideout Brett Riegel Rashid Riggins Delmecio Riser Hillary Rite Ramon Rivera Carl Roberts Lee Roberts Amber Robinson David Robinson, Jr. Lucas Robl Brad Rodrigues Carlos Rodriguez Hector Rodriguez Maria G. Rodriguez Maria L. Rodriguez Rivelino Rodriguez Jesica Rodriguez Rebecca Rodriguez* Jesus Rodriguez Santibanez J Rodriguez-Flores Derrick Rogers Don Rogers Tony Rogers Nelson Rojas Lidia Rojas Tony Rongey Oscar A. Rose Oscar A. Rose , Jr. Robert Rosencutter Casey Ross Richard Rowe, Jr. Iosuwe Rudolph Edgar Ruiz Ricardo Ruiz Ma Ruiz Ortega Harold Russell Charles Ryan George Ryan Karina Saenz Acosta Cesar Saenz Rodriguez Lorenza Salas Abelino Salazar Adan Salazar Nora Salazar Mario Saldana Maria Saldivar Miguel Saldivar Victor Saldivar Jose Saldivar Orepeza David Salego Diana Salinas Jeffrey Salisbury Ah Salupta Ciin San Beatriz Sanchez* Lucia Sanchez Jesus Sanchez Calvin Sanders Tanisha Sanders Nathaniel Sanders Michael Sandor, Jr. Cin Sang Lian Sang Mang Sang Samuel Sang Tuan Sang Zam Sang Lal Sangi William Sangster Wenceslao Santiago Ignacio Santillan Rebecca Sar Brooklyn Sargent Erick Sawyer Sherri Sayles Taylor Schaming William Scharosch Caleb Schmeling Keeley Schurbon Lane Schurbon Jerry Scott Joseph Scott Sadie Scott John Scott Thang Sei Tong Sei Nem Sen Kayun Seng Roi Seng Nicholas Serna Maria Serrano De Torres Carrol Shackelford Dee Shar James Shelton Vasiliy Shemereko Crystal Shephard Amanda Sheridan Khin Si Naa Siam Zam Siam Ciin Sian Cing Sian Ngin Sian On Sian Pau Sian Michael Sicking Nelson Sierra Cory Simmons Elijah Simmons Jerry Simmons Dwayne Simpson Belinda Simpson Daai Sing Dal Sing Kham Sing Nang Sing Thawn Sing Christopher Sissom Michael Sitterly Michael Skinner Andrew Slavens Danny Slayton Paul Slayton Debi Sloan Larry Slone Donna Slone Ryan Smallwood Alyante Smith David Smith Jamie Smith Jeffery Smith Justin Smith Kerry Smith Presley Smith Renaldo Smith Ricardo Smith Ryan Smith Frankie Smith Galexus Smith Wilbert Smith Jr. Anthony Smith, Jr. Kap So Te Showe Soe Jose Solares Nemisia Solis Maria Solis Jami Sorrels Cyntia Soto Suarez Kerry Soucy-Evans Clent Southerland, II Kevin Souvannasing Denney Sowder John Spain, III Ronnie Sparks Jameson Spires Lawana Stane Joel Staner Debbie Starr Vincent Steadman Arrest Stephen Brent Stockton

Kevin Stoddard Scott Stoltzfus Allen Stone Su Storrs Michael Straub Hau Suan Kim Suan Nang Suan Ngin Suan Pau Suan Thang Suan* Zen Suan Paul Suan Mung Kham Suantak Hau Sum Mang Sum Ngin Sum Pau Sum Victor Sum Wa Sum Sean Surowiak Jack Sweet Eric Sypert James Taber Thang Taithul William Tankersley Keith Tanner Whitney Tapp Mark Tate Larry Tate, Jr. Nekesha Tatum Tenna Tatum Keith Tave Beverly Taylor Eric Taylor Randall Taylor Rebecca Taylor Alfonzo Taylor Keith Taylor Nicholas Teague Andrea Teakell Kevin Teakell Robert Teis Shannon Terry Manlawh Tgzomi Benjamin Thang Cin Thang Cin Thang Cin Thang Cin Thang Dai Thang Gin Thang Go Thang Hau Thang Hau Thang Kam Thang Kam Thang Kam Thang Kam Thang Kham Thang Lam Thang Lam Thang Lang Thang Langh Thang Lian Thang Lian Thang Lian Thang Mang Thang Mang Thang Ngin Thang Ngin Thang Ngun Thang Pau Thang Pau Thang Pau Thang Pau Thang Pau Thang Pau Thang Sang Thang Suan Thang Thawng Thang Vial Thang Zam Thang Zam Thang Zen Thang Lian Thang Lam Peter Thangpi Suan Thawn Thang Lam Thawn Thang Lam Thawn Thang Lam Thawn Tual Thawn Lang Thawng Pau Thawng Joshua Thibodeaux Fred Thomas Jeremy Thomas Avery Thompson Jacob Thompson Marlo Thompson Rebecca Thompson Jkeal Thompson Jessica Thurber Ted Tiger Chad Tillery Gabriela Tirado Thawng Tluang William Tobar Norman Todd Harold Toerck Debbie Tomlin Cesar Torres Bibiano Tameria Townsell* Cong Tran Hiep Tran Thi Tran Thi Tran Tuong Tran Mark Tribble Juanito Tronzon, Jr. Seng Tu Mang Tual Ngin Tuan Cin Tuang Dal Tuang Gin Tuang Kam Tuang Kham Tuang Langh Tuang Sian Tuang Sing Tuang Suanlam Tuang Thang Tuang Thang Tuang Thang Tuang Tun Tuang Vungh Tuang Zam Tuang Kory Tuell Ngin Tun Thang Tun Zam Tun Go Tung Kaam Tung Langh Tung Mung Tung Suang Tung Thang Tung Vung Tung Michael Tunnell Paul Turbe David Turley Bryan Turner Charles Turner Latoshia Turner Randal Tyer Jessica Tyler Jacob Tzang Jesus Tzul Cing Uap Pau Uap Pernell Underwood Andrei Untila Maria Urquiza Yadira Urquiza Latonya Uwak Eduardo Vaca Vicki Vail Giovana Valencia Lindsey Valencia Susana Valencia Julio Valle Brennen Vance Timothy Vance Zachary Vance Allen Vang Dallas Vang Nancy Vargas Shawn Vawter Juan Vazquez Antonio Velasco James Velde Juan Vences Angel Venegas Salome Vera James Verhamme George Verrett Jeremy Vick Stephanie Vickers-Cameron Teresa Victory Efrain Villa Jose Villalobos Gonzalez Wilson Villalobos Molero Isabel Villalpando Martinez Raulito Villanueva Selina Viramontes Anissa Vissering Cuong Vo Tim Vo Tong Vo Chuan Vu Thu Vu Nguyen Ciin Vum Ciin Vung Cing Vung Cing Vung Don Vung Kap Vung Mang Vung Mary Vung Niang Vung Ning Vung Vum Vung Mark Wakefield Stephen Wakefield Whitney Wakefield Cody Walden Diana Walker Joshua Walker Roderick Walker Ronald Walker, Jr. David Walkup Samuel Walkup Barry Wall Amilcar Wallace Tenekia Wallace Santonnieyeo Wallace, III Todd Wallingford Justin Wallis Buddy Walston Brent Walters Darius Walters Misty Walters Nolan Walters Shoricore Walters Newman Walton Gayle Ward Jerome Warren Nugene Warren Ryan Warren Anthony Washington Steven Watkins Boone Watson Trevor Watson Vicki Watson Kendra Watts Joseph Weidman Anthony Welch Joe Welch Kenneth West Sharon West William Wheeler Mark Wherry Deborah Whitaker Allyn White Kyle White Timothy White Amber White Steven Whorton Doug Wichman Jackie Wiles Jerry Wiles Michael Wiles Cornell Wiles, Jr. Chante Williams Clyde Williams Donna Williams Justin Williams* Nicole Williams Rodney Williams Rosalind Williams Stanton Williams Billy Williams Bobbie Williams Cheray Williams Frenchmon Williams Gary Williams Katheryn Williams Aaron Williamson James Williamson Jeremy Williamson Bruce Willis Javoris Willis Christie Wilson Christopher Wilson Dallas Wilson Isaac Wilson James Wilson Justin Wilson Scott Wilson Weston Wilson DeMeatrica Wilson Robert Wilson, Jr. Naw Win Dylan Winn Whitney Winn Micah Wisdom Jack Witt, Jr. Ronald Wood Emily Wood* Cody Woodard Brandon Workman Kasey Worthington Benjamin Wright Barry Wyers Jim Wyrick Patrial Yarbrough Angel Young Jason Young Marc Young Kato Young Trudy Young Domonic Zachary Lang Zahlangh Cing Zam En Zam Nu Zam Pongsan Zame* Isaac Zapata Rey Daung Zaung Aurora Zavaleta Juan Zermeno Virginia Zermeno Thangkim Zotaithul

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